SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 6, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of March 31, 2025

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2025

CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investments in associates and joint ventures
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Deposits
Note 16: Other financial liabilities
Note 17: Provisions
Note 18: Other non-financial liabilities
Note 19: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 20: Disclosures by operating segment
Note 21: Income tax
Note 22: Commissions income
Note 23: Differences in quoted prices of gold and foreign currency
Note 24: Other operating income
Note 25: Employee benefits
Note 26: Administrative expenses
Note 27: Other operating expenses
Note 28: Additional disclosures in the statement of cash flows
Note 29: Capital stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2025

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Earnings per share – Dividends
Note 31: Deposit guarantee insurance
Note 32: Restricted assets
Note 33: Trust activities
Note 34: Compliance with CNV regulations
Note 35: Accounting items that identify the compliance with minimum cash requirements
Note 36: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 37: Corporate bonds issuance
Note 38: Off balance sheet transactions
Note 39: Tax and other claims
Note 40: Restriction on dividends distribution
Note 41: Capital management, corporate governance transparency policy and risk management
Note 42: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:
August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2025	12/31/2024
ASSETS
Cash and deposits in banks	10 and 28		2,146,800,035	2,921,202,453
Cash			327,957,399	451,711,448
Central Bank of Argentina			1,372,630,189	2,034,463,286
Other local and foreign entities			440,624,301	375,539,714
Other			5,588,146	59,488,005
Debt securities at fair value through profit or loss	5 and 10		1,006,702,917	915,230,479
Derivative financial instruments	10		16,790,506	20,936,219
Repo transactions	10		56,268,040
Other financial assets	6, 8 and 10	R	437,645,749	595,114,265
Loans and other financing	7, 8 and 10	B, C, D and R	7,670,044,599	6,298,832,063
Non-financial public sector			63,014,701	75,929,525
Other financial entities			107,483,740	68,542,306
Non-financial private sector and foreign residents			7,499,546,158	6,154,360,232
Other debt securities	8, 9 and 10	R	3,244,924,402	3,394,382,854
Financial assets delivered as guarantee	10 and 32		235,439,674	268,274,944
Current income tax assets	21		84,305,905	91,530,161
Equity instruments at fair value through profit or loss	10		19,336,852	9,468,323
Investments in associates and joint ventures	12		4,176,396	4,996,154
Property, plant and equipment		F	856,881,384	855,842,740
Intangible assets		G	160,927,410	160,113,290
Deferred income tax assets	21		2,250,954	2,444,894
Other non-financial assets	13		119,647,926	114,282,657
Non-current assets held for sale			81,900,322	82,326,172
TOTAL ASSETS			16,144,043,071	15,734,977,668

1	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2025	12/31/2024
LIABILITIES
Deposits	10 and 15	H and I	9,629,874,658	9,144,457,184
Non-financial public sector			835,488,605	698,859,743
Financial sector			12,198,284	13,053,076
Non-financial private sector and foreign residents			8,782,187,769	8,432,544,365
Liabilities at fair value through profit or loss	10	I	8,715,982	7,799,009
Derivative financial instruments	10	I	1,002,657	1,434,852
Repo transactions	10	I		20,581,115
Other financial liabilities	10 and 16	I	1,081,742,653	1,120,298,196
Financing received from the BCRA and other financial institutions	10	I	47,867,198	47,197,917
Issued corporate bonds	10 and 37	I	16,124,978	16,057,109
Current income tax liabilities	21		23,454,562	20,609,646
Subordinated corporate bonds	10 and 37	I	441,328,394	453,466,539
Provisions	17	J and R	17,989,302	18,533,362
Deferred income tax liabilities	21		113,739,940	87,266,848
Other non-financial liabilities	18		319,969,922	398,981,398
TOTAL LIABILITIES			11,701,810,246	11,336,683,175

SHAREHOLDERS’ EQUITY
Capital stock	29		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,358,987,247	1,358,987,247
Earnings reserved			2,694,016,054	2,694,016,054
Unappropriated retained earnings			341,030,561	(10,888,684)
Accumulated other comprehensive income			(12,819,877)	(10,577,714)
Net income of the period / fiscal year			44,849,785	351,919,245
Net shareholders’ equity attributable to controlling interests			4,439,132,964	4,396,525,342
Net shareholders’ equity attributable to non-controlling interests			3,099,861	1,769,151
TOTAL SHAREHOLDERS’ EQUITY			4,442,232,825	4,398,294,493
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			16,144,043,071	15,734,977,668

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

2	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Interest income		Q	866,723,328	1,114,531,921
Interest expense		Q	(287,549,013)	(853,326,018)
Net interest income			579,174,315	261,205,903
Commissions income	22	Q	169,784,859	131,278,286
Commissions expense		Q	(23,305,512)	(15,795,394)
Net commissions income			146,479,347	115,482,892
Subtotal (Net interest income plus Net commissions income)			725,653,662	376,688,795
Net gain from measurement of financial instruments at fair value through profit or loss		Q	66,427,241	1,984,113,142
Profit from sold or derecognized assets at amortized cost				33,240
Differences in quoted prices of gold and foreign currency	23		6,420,479	125,113,576
Other operating income	24		68,488,472	69,841,291
Credit loss expense on financial assets			(65,971,479)	(29,404,390)
Net operating income			801,018,375	2,526,385,654
Employee benefits	25		(170,349,021)	(207,997,717)
Administrative expenses	26		(86,600,698)	(107,450,809)
Depreciation and amortization of fixed assets		F and G	(37,093,563)	(37,866,752)
Other operating expenses	27		(159,171,445)	(218,338,814)
Operating income			347,803,648	1,954,731,562
Loss from associates and joint ventures	12		(516,183)	(333,463)
Loss on net monetary position			(267,133,801)	(1,381,886,229)
Income before tax on continuing operations			80,153,664	572,511,870
Income tax on continuing operations	21.c)		(34,453,755)	(139,568,748)
Net income from continuing operations			45,699,909	432,943,122
Net income of the period			45,699,909	432,943,122
Net income of the period attributable to controlling interests			44,849,785	433,230,455
Net income / (loss) of the period attributable to non-controlling interests			850,124	(287,333)

3	Jorge Pablo Brito Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Net profit attributable to parent’s shareholders	44,849,785	433,230,455
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	44,849,785	433,230,455
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	70.1421	677.5440

4	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Net income of the period			45,699,909	432,943,122
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(2,080,978)	(21,928,984)
Foreign currency translation differences of the period			(2,080,978)	(21,928,984)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(161,185)	(1,002,669)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(452,172)	10,909,848
Reclassification of the period			563,357	(14,182,193)
Income tax	21.c)		(272,370)	2,269,676
Total other comprehensive loss that will be reclassified to profit or loss of the period			(2,242,163)	(22,931,653)
Total other comprehensive loss			(2,242,163)	(22,931,653)
Total comprehensive income of the period			43,457,746	410,011,469
Total comprehensive income attributable to controlling interests			42,607,622	410,298,802
Total comprehensive income / (loss) attributable to non-controlling interests			850,124	(287,333)

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

5	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,358,987,247	(4,314,830)	(6,262,884)	1,087,964,636	1,606,051,418	341,030,561	4,396,525,342	1,769,151	4,398,294,493
Total comprehensive income of the period
- Net income of the period									44,849,785	44,849,785	850,124	45,699,909
- Other comprehensive loss of the period					(2,080,978)	(161,185)				(2,242,163)		(2,242,163)
Other changes											480,586	480,586
Amount at the end of the period		639,413	12,429,781	1,358,987,247	(6,395,808)	(6,424,069)	1,087,964,636	1,606,051,418	385,880,346	4,439,132,964	3,099,861	4,442,232,825

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,358,987,247	26,385,839	68,811,430	810,259,016	1,165,412,483	1,377,462,428	4,820,387,637	1,101,466	4,821,489,103
Total comprehensive income of the period
- Net income of the period									433,230,455	433,230,455	(287,333)	432,943,122
- Other comprehensive loss of the period					(21,928,984)	(1,002,669)				(22,931,653)		(22,931,653)
Other changes											(406,191)	(406,191)
Amount at the end of the period		639,413	12,429,781	1,358,987,247	4,456,855	67,808,761	810,259,016	1,165,412,483	1,810,692,883	5,230,686,439	407,942	5,231,094,381

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

6	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2025	03/31/2024
Cash flows from operating activities
Income of the period before income tax		80,153,664	572,511,870
Adjustment for the total monetary effect of the period		267,133,801	1,381,886,229
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		37,093,563	37,866,752
Credit loss expense on financial assets		65,971,479	29,404,390
Difference in quoted prices of foreign currency		(62,587,177)	(51,991,703)
Other adjustments		(68,844,696)	(751,730,916)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		95,386,895	(2,429,953,126)
Derivative financial instruments		4,145,713	(58,712,920)
Repo transactions		(56,268,040)	1,020,038,521
Loans and other financing
Non-financial public sector		12,914,824	6,758,278
Other financial entities		(38,941,434)	(7,060,357)
Non-financial private sector and foreign residents		(1,411,392,911)	404,073,663
Other debt securities	30	123,961,723	220,512,081
Financial assets delivered as guarantee		32,835,270	48,804,852
Equity instruments at fair value through profit or loss		(9,868,529)	2,424,347
Other assets		154,435,500	145,770,516
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		136,628,862	365,126,222
Financial sector		(854,792)	(26,873,431)
Non-financial private sector and foreign residents		349,643,404	(454,049,062)
Liabilities at fair value through profit or loss		916,973	(1,707,984)
Derivative financial instruments		(432,195)	2,569,080
Repo transactions		(20,581,115)	(23,277,069)
Other liabilities		(119,289,152)	(266,332,275)
Income tax paid		(3,478,723)	(1,824,429)
Total cash (used in) from operating activities (A)		(431,317,093)	164,233,529

7	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2025	03/31/2024
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(36,298,204)	(30,422,509)
Other payments related to investing activities			(702,728)
Total cash used in investing activities (B)		(36,298,204)	(31,125,237)
Cash flows from financing activities
Payments:
Dividends	30		(172,112)
Non-subordinated corporate bonds		(114,223)	(4,450,756)
Financing from local financial entities			(9,428,389)
Other payments related to financing activities		(2,746,934)	(2,343,823)
Collections / Incomes:
Financing from local financial entities		2,420,857
Total cash used in financing activities (C)		(440,300)	(16,395,080)
Effect of exchange rate fluctuations (D)		82,605,701	94,628,452
Monetary effect on cash and cash equivalents (E)		(227,825,424)	(1,122,502,576)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(613,275,320)	(911,160,912)
Cash and cash equivalents at the beginning of the fiscal year	28	3,108,899,666	3,273,238,398
Cash and cash equivalents at the end of the period	28	2,495,624,346	2,362,077,486

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish)).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

On May 28, 2025, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of March 31, 2025 and December 31, 2024, the deposits held by the Misiones Provincial Government with the Bank amounted to 93,457,406 and 105,478,313 (including 14,274,992 and 13,476,406 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2025 and December 31, 2024, the deposits held by the Salta Provincial Government with the Bank amounted to 126,118,818 and 62,579,281 (including 16,435,309 and 17,434,425, related to court deposits), respectively.

9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of March 31, 2025 and December 31, 2024 for an amount of 5,371 and 5,401, respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005, July 8, 2014 and September 26, 2024, extensions to such agreement were agreed upon, making it currently effective through September 30, 2034.

As of March 31, 2025 and December 31, 2024, the deposits held by the Jujuy Provincial Government with the Bank amounted to 59,804,690 and 54,750,648 (including 14,049,536 and 13,354,559, related to court deposits), respectively.

Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of March 31, 2025 and December 31, 2024 for an amount of 24,267 and 4,954, respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of March 31, 2025 and December 31, 2024, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 359,385,752 and 356,472,845 (including 46,374,256 and 45,828,566, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of March 31, 2025 and December 31, 2024 for an amount of 58,860 and 63,749, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

10

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of income of the three-month period ended March 31, 2025, would have recorded an increase in “Interest income” for an amount of 124,428, in “Loss on net monetary position” for an amount of 10,391 and in “Income tax on continuing operations” for an amount of 74,591 and, on the other hand, a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 338,974, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the three-month period ended March 31, 2024 a decrease in “Interest income” for an amount of 3,137,692 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 2,423,831 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 335,724, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates or the total comprehensive income of the three-month periods ended March 31, 2025 and 2024.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB and adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Basis for preparation and consolidation

These condensed consolidated interim Financial Statements as of March 31, 2025, have been prepared in accordance with the accounting framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “Measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2024, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2024, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2024, already issued.

11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of March 31, 2025 and December 31, 2024, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1) and (5)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services
Macro Fondos SGFCISA (6)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Alianza SGR (Structured entity) (7)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage
BMA Asset Management SGFCISA (4) and (6)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds
BMA Valores SA (4) and (5)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 32,906).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 11).
(4)	Consolidated with the Bank since November 2023, as control was obtained in such month.
(5)	On December 17, de 2024, the Management of Macro Securities SAU decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Valores SA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Valores SA and ratified the prior merger commitment.
(6)	On December 17, de 2024, the Management of Macro Fondos SGFCISA decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Asset Management SGFCISA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Asset Management SGFCISA and ratified the prior merger commitment.
(7)	Consolidated with the Bank since January 2025, as control was obtained in such month.

12

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of March 31, 2025 and December 31, 2024, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU (1)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Alianza SGR (Structured entity) (4)	Common	599,955	24.998%	24.998%	75.002%	75.002%
Macro Agro SAU (formerly known as Comercio Interior SAU) (2)	Common	615,519	100.00%	100.00%
BMA Asset Management SGFCISA (3)	Common	91,950	100.00%	100.00%
BMA Valores SA (3)	Common	52,419,500	100.00%	100.00%

(1)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (not restated) to Macro Fiducia SAU.
(2)	Interest acquired in May 2023 (see Note 11).
(3)	Interest acquired in November 2023.
(4)	Interest acquired in November 2023, with control exercising as of January 1, 2025.

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of March 31, 2025 and December 31, 2024 are as follows:

	Balances as of 03/31/2025
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	15,835,057,624	11,395,924,660	4,439,132,964
Macro Bank Limited	123,171,222	75,004,097	48,167,125
Macro Securities SAU (1)	339,691,537	230,651,276	109,040,261
Macro Fiducia SAU	1,653,468	158,804	1,494,664
Argenpay SAU	42,861,529	25,567,399	17,294,130
Fintech SGR	49,046,356	45,674,761	842,865	2,528,730
Macro Agro SAU (formerly known as Comercio Interior SAU)	24,218,198	21,892,559	2,325,639
BMA Asset Management SGFCISA	2,948,980	261,001	2,687,979
BMA Valores SA	6,223,028	105,242	6,117,786
Alianza SGR	13,121,190	12,359,680	190,379	571,131
Eliminations	(293,950,061)	(105,789,233)	(188,160,828)
Consolidated	16,144,043,071	11,701,810,246	4,439,132,964	3,099,861

(1)	Includes amounts from its subsidiary Macro Fondos SGFCISA.

13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Balances as of 12/31/2024
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	15,393,955,760	10,997,430,418	4,396,525,342
Macro Bank Limited	157,333,763	107,823,497	49,510,266
Macro Securities SAU (1)	436,456,221	236,311,914	200,144,307
Macro Fiducia SAU	1,577,739	41,433	1,536,306
Argenpay SAU	44,277,705	27,812,121	16,465,584
Fintech SGR	53,801,140	51,442,287	589,702	1,769,151
Macro Agro SAU (formerly known as Comercio Interior SAU)	35,274,554	32,711,773	2,562,781
BMA Asset Management SGFCISA	17,898,136	262,486	17,635,650
BMA Valores SA	6,281,983	79,024	6,202,959
Eliminations	(411,879,333)	(117,231,778)	(294,647,555)
Consolidated	15,734,977,668	11,336,683,175	4,396,525,342	1,769,151

(1)	Includes amounts from its subsidiary Macro Fondos SGFCISA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of argentine pesos in terms of purchasing power as of March 31, 2025, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of March 31, 2025, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income, the statement of other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the three-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Additionally, as it is mentioned in Note 11.2, during 2024 the additional amount established in the transaction price related to the purchase of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) was agreed and paid. Therefore, in accordance with IFRS 3 “Business Combinations”, retrospective adjustments amounted to 12,507,491 were made as of December 31, 2023, increasing “Other non-financial liabilities” and decreasing “Loss from associates and joint ventures”.

14

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of March 31, 2025, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended and supplemented, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS Accounting Standards as issued by the IASB, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 8.57% and 51.62% for the three-month periods ended on March 31, 2025 and 2024, respectively, and 117.76% for the fiscal year ended on December 31, 2024.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the current measuring unit as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. The net gain or loss on a monetary basis is included in profit or loss for the reporting period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss of the period related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measuring unit at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated as from the date on which they were subscribed for or paid-in, according to the Communiqué “A” 6849 for each item.
b)	Earnings reserved, including the special reserve for the first-time application of IFRS Accounting Standards, were stated at their nominal value as of the transition date (legal amount not restated).
c)	Restated unappropriated retained earnings were determined as a difference between the restated net asset as of the transition date and the rest of the components of initial equity restated as described in the abovementioned paragraphs.
d)	The accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the current measuring unit as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “Accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2024, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Standards amendments adopted in the fiscal year

For the fiscal year beginning on January 1, 2025, the following amendments to IFRS Accounting Standards as issued by the IASB are effective and they did not have a material impact on these condensed consolidated interim Financial Statements as a whole:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. This amendment did not have a material impact on the condensed consolidated interim Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS Accounting Standards as issued by the IASB are approved and existing IFRS Accounting Standards are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective:

IFRS 18 – Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the condensed consolidated interim Financial Statements.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Improvements to IFRS Accounting Standards

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the amendments made:

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.
•	IFRS 7 Financial Instruments: Disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on implementing.
•	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
•	IFRS 9 Financial Instruments – Transaction price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
•	IFRS 10 Consolidated Financial Statements – Determination of a "De Facto Agent": paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor.
•	IAS 7 Statement of Cash Flows – Cost Method: paragraph 37 of IAS 7 has been amended to replace the term "cost method" with "at cost", following the prior deletion of the definition of "cost method".

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2025 and December 31, 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2025	12/31/2024
Undrawn commitments of credit cards and checking accounts	4,908,538,181	4,350,291,859
Guarantees granted (1)	195,599,151	221,267,652
Overdraft and unused agreed commitments (1)	78,615,981	50,380,569
Subtotal	5,182,753,313	4,621,940,080
Less: Allowance for Expected Credit Losses (ECL)	(8,911,988)	(8,539,181)
Total	5,173,841,325	4,613,400,899

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 2,348,843 and 898,699, as of March 31, 2025 and December 31, 2024, respectively. The Overdraft and unused agreed commitments include an amount of 27,715,541 and 863,156, as of March 31, 2025 and December 31, 2024, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Government securities (1)	933,889,634	848,670,129
Private securities	66,328,080	65,358,372
Government securities – Foreign	6,485,203	1,201,978
Total	1,006,702,917	915,230,479

(1)	In August 2024, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025 (T2X5) for a face value of 2,000,000,000.

Additionally, in January 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos zero coupon adjustable by CER - Maturity: 06-30-2025 (TZX25) for a face value of 201,356,504,100.

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Sundry debtors	148,509,569	169,966,041
Receivables from spot sales of government securities pending settlement	139,212,207	310,413,435
Debtors from operations	84,003,413	62,296,905
Private securities	36,441,117	50,119,611
Receivables from spot sales of foreign currency pending settlement	27,223,765	169,774
Other	2,325,146	2,452,402
Subtotal	437,715,217	595,418,168
Less: Allowances for ECL	(69,468)	(303,903)
Total	437,645,749	595,114,265

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Non-financial public sector (1)	63,014,701	75,929,525
Other financial entities	107,483,740	68,542,306
Other financial entities	107,588,914	68,574,566
Less: allowance for ECL	(105,174)	(32,260)
Non-financial private sector and foreign residents	7,499,546,158	6,154,360,232
Overdrafts	1,216,231,228	587,505,316
Documents	1,183,191,682	1,108,750,621
Mortgage loans	596,328,206	547,266,474
Pledge loans	168,118,020	133,124,279
Personal loans	1,606,172,782	1,252,024,386
Credit cards	1,561,930,910	1,496,693,692
Financial leases	15,430,485	17,858,285
Other	1,333,455,355	1,145,009,626
Less: allowance for ECL	(181,312,510)	(133,872,447)
Total	7,670,044,599	6,298,832,063

(1) As explained in Note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards” to the consolidated Financial Statements as of December 31, 2024, already issued. Additionally, Note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the condensed consolidated interim Statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	03/31/2025	12/31/2024
Loans and other financing	7,851,462,283	6,432,736,770
Individual assessment	2,412,948,595	1,656,558,666
Collective assessment	5,438,513,688	4,776,178,104
Less: Allowance for ECL (1)	(181,417,684)	(133,904,707)
Total	7,670,044,599	6,298,832,063

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		03/31/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		7,401,617,821	128,040,539		7,529,658,360	95.90
High grade	0.00% - 3.50%	6,699,273,018	18,416,390		6,717,689,408	85.55
Standard grade	3.51% - 7.00%	411,235,478	31,217,295		442,452,773	5.64
Sub-standard grade	7.01% - 33.00%	291,109,325	78,406,854		369,516,179	4.71
Past due but not impaired (1)	33.01% - 99.99%	100,880,863	126,521,114		227,401,977	2.90
Impaired	100%			94,401,946	94,401,946	1.20
	Total	7,502,498,684	254,561,653	94,401,946	7,851,462,283	100
	%	95.56	3.24	1.20	100

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		6,112,336,484	116,529,264		6,228,865,748	96.83
High grade	0.00% - 3.50%	5,487,543,495	29,398,892		5,516,942,387	85.76
Standard grade	3.51% - 7.00%	362,887,123	26,847,639		389,734,762	6.06
Sub-standard grade	7.01% - 33.00%	261,905,866	60,282,733		322,188,599	5.01
Past due but not impaired (1)	33.01% - 99.99%	61,960,010	69,576,612		131,536,622	2.05
Impaired	100%			72,334,400	72,334,400	1.12
	Total	6,174,296,494	186,105,876	72,334,400	6,432,736,770	100
	%	95.98	2.90	1.12	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

8.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements as of December 31, 2024, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		03/31/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,391,955,340	3,166,464		2,395,121,804	99.26
High grade	0.00% - 3.50%	2,372,040,273			2,372,040,273	98.30
Standard grade	3.51% - 7.00%	10,801,329	3,166,464		13,967,793	0.58
Sub-standard grade	7.01% - 33.00%	9,113,738			9,113,738	0.38
Past due but not impaired	33.01% - 99.99%
Impaired	100%			17,826,791	17,826,791	0.74
	Total	2,391,955,340	3,166,464	17,826,791	2,412,948,595	100
	%	99.13	0.13	0.74	100

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,621,240,052	16,447,952		1,637,688,004	98.86
High grade	0.00% - 3.50%	1,604,917,269	13,134,766		1,618,052,035	97.68
Standard grade	3.51% - 7.00%	4,832,510	3,313,186		8,145,696	0.49
Sub-standard grade	7.01% - 33.00%	11,490,273			11,490,273	0.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			18,870,662	18,870,662	1.14
	Total	1,621,240,052	16,447,952	18,870,662	1,656,558,666	100
	%	97.87	0.99	1.14	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements as of December 31, 2024, already issued.

		03/31/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		5,009,662,481	124,874,075		5,134,536,556	94.41
High grade	0.00% - 3.50%	4,327,232,745	18,416,390		4,345,649,135	79.90
Standard grade	3.51% - 7.00%	400,434,149	28,050,831		428,484,980	7.88
Sub-standard grade	7.01% - 33.00%	281,995,587	78,406,854		360,402,441	6.63
Past due but not impaired (1)	33.01% - 99.99%	100,880,863	126,521,114		227,401,977	4.18
Impaired	100%			76,575,155	76,575,155	1.41
	Total	5,110,543,344	251,395,189	76,575,155	5,438,513,688	100
	%	93.97	4.62	1.41	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		4,491,096,432	100,081,312		4,591,177,744	96.13
High grade	0.00% - 3.50%	3,882,626,226	16,264,126		3,898,890,352	81.63
Standard grade	3.51% - 7.00%	358,054,613	23,534,453		381,589,066	7.99
Sub-standard grade	7.01% - 33.00%	250,415,593	60,282,733		310,698,326	6.51
Past due but not impaired (1)	33.01% - 99.99%	61,960,010	69,576,612		131,536,622	2.75
Impaired	100%			53,463,738	53,463,738	1.12
	Total	4,553,056,442	169,657,924	53,463,738	4,776,178,104	100
	%	95.33	3.55	1.12	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	3,544,873			3,544,873	38.17
Financial trusts	5,742,473			5,742,473	61.83
Total	9,287,346			9,287,346	100
%	100			100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	6,875,244			6,875,244	82.85
Financial trusts	1,422,918			1,422,918	17.15
Total	8,298,162			8,298,162	100
%	100			100

The related ECL for Corporate bonds as of March 31, 2025 and December 31, 2024 amounted to 1,745 and 4,470, respectively. The ECL related to Financial trusts as of March 31, 2025 and December 31, 2024 amounted to 3,863 and 1,845, respectively.

8.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the condensed separate interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	401,274,100			401,274,100	100
Total	401,274,100			401,274,100	100
%	100			100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	545,298,557			545,298,557	100
Total	545,298,557			545,298,557	100
%	100			100

The ECL related to these types of instruments amounted to 69,468 and 303,903 as of March 31, 2025 and December 31, 2024, respectively.

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	4,877,482,024	31,040,530	15,627	4,908,538,181	95.26
Guarantees granted	191,701,423	1,548,885		193,250,308	3.75
Overdraft and unused agreed commitments	50,857,473	42,967		50,900,440	0.99
Total	5,120,040,920	32,632,382	15,627	5,152,688,929	100
%	99.37	0.63		100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	4,325,990,943	24,232,751	68,165	4,350,291,859	94.16
Guarantees granted	220,016,093	352,860		220,368,953	4.77
Overdraft and unused agreed commitments	49,461,768	55,645		49,517,413	1.07
Total	4,595,468,804	24,641,256	68,165	4,620,178,225	100
%	99.47	0.53		100

The related ECL for undrawn commitments of credit cards and checking accounts as of March 31, 2025 and December 31, 2024 amounted to 8,363,484 and 8,019,744, respectively. The ECL related to guarantees granted as of March 31, 2025 and December 31, 2024 amounted to 506,720 and 482,964, respectively. The ECL related to overdraft and unused agreed commitments as of March 31, 2025 and December 31, 2024 amounted to 41,784 and 36,473, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
At fair value through OCI
Government securities (1)	308,796,148	404,074,003
Government securities – Foreign	46,726,029	72,222,758
Total at fair value through OCI	355,522,177	476,296,761

At amortized cost
Government securities	2,880,120,487	2,909,794,246
Private securities	9,281,738	8,291,847
Total at amortized cost	2,889,402,225	2,918,086,093
Total	3,244,924,402	3,394,382,854

(1)	In February 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025 (T2X5) for a face value of 28,282,779,133.

The holding at amortized cost includes Argentine government Treasury bonds in pesos adjusted by CER – Maturity 06-30-2027 acquired in the first quarter of 2024 through primary subscription. In the third quarter, as a consequence of a reassessment of its monetary position, the Banks's Management resolved to reduce the position of inflation-adjustable securities through the exercise of put options with the BCRA and to maintain the residual portfolio of the aforementioned security until maturity.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of March 31, 2025 and December 31, 2024:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	1,006,702,917	952,460,468	36,365,266	17,877,183
Derivatives financial instruments (1)	16,790,506	388,662	16,401,844
Other financial assets	36,441,117	36,018,100		423,017
Equity instruments at fair value through profit or loss	19,336,852	17,897,966		1,438,886

At fair value through OCI
Other debt securities	355,522,177	355,522,177
Total	1,434,793,569	1,362,287,373	52,767,110	19,739,086

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	8,715,982	8,715,982
Derivatives financial instruments	1,002,657	179,518	823,139
Total	9,718,639	8,895,500	823,139

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	915,230,479	871,555,582	40,001,335	3,673,562
Derivatives financial instruments (1)	20,936,219	36,362	20,899,857
Other financial assets	50,119,611	49,918,590		201,021
Financial assets delivered as guarantee	1,022,926	1,022,926
Equity instruments at fair value through profit or loss	9,468,323	2,311,020		7,157,303

At fair value through OCI
Other debt securities	476,296,762	476,296,762
Total	1,473,074,320	1,401,141,242	60,901,192	11,031,886

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	7,799,009	7,799,009
Derivatives financial instruments	1,434,852	100,946	1,333,906
Total	9,233,861	7,899,955	1,333,906

(1)	Includes the premium corresponding to the subscription of put options.

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and A3 Mercados SA (former MAE).

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of March 31, 2025 and December 31, 2024, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Below is the reconciliation between the amounts at the beginning and at the end of the reporting period of the financial assets recognized at fair value categorized as level 3:

	As of March 31, 2025
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	3,673,562	201,021	7,157,303
Transfers from level 3			(4,542,471)
Profit and loss	755,257	40,546	(629,614)
Recognition and derecognition	13,744,302	206,116	(4,066)
Monetary effect	(295,938)	(24,666)	(542,266)
Amount at the end of the period	17,877,183	423,017	1,438,886

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	16,587	149,896	4,912,494
Profit and loss	563,452	(233,591)	5,870,317
Recognition and derecognition	3,487,623	490,294	8,955
Monetary effect	(394,100)	(205,578)	(3,634,463)
Amount at the end of the fiscal year	3,673,562	201,021	7,157,303

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of March 31, 2025 and December 31, 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2025 and December 31, 2024:

	03/31/2025
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,146,800,035	2,146,800,035			2,146,800,035
Repo transactions	56,268,040	56,268,040			56,268,040
Other financial assets	401,204,632	401,204,632			401,204,632
Loans and other financing	7,670,044,599			7,196,375,215	7,196,375,215
Other debt securities	2,889,402,225	2,550,805,505	64,070,787		2,614,876,292
Financial assets delivered as guarantee	235,439,674	235,439,674			235,439,674
Total	13,399,159,205	5,390,517,886	64,070,787	7,196,375,215	12,650,963,888

Financial liabilities
Deposits	9,629,874,658	4,753,381,771		4,879,443,109	9,632,824,880
Other financial liabilities	1,081,742,653	1,055,941,429	23,384,473		1,079,325,902
Financing received from the BCRA and other financial institutions	47,867,198	44,933,357	2,933,841		47,867,198
Issued corporate bonds	16,124,978		16,124,978		16,124,978
Subordinated corporate bonds	441,328,394		423,100,060		423,100,060
Total	11,216,937,881	5,854,256,557	465,543,352	4,879,443,109	11,199,243,018

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,921,202,453	2,921,202,453			2,921,202,453
Other financial assets	544,994,654	544,994,654			544,994,654
Loans and other financing	6,298,832,063			5,897,710,519	5,897,710,519
Other debt securities	2,918,086,092	2,681,872,337	66,744,140		2,748,616,477
Financial assets delivered as guarantee	267,252,018	267,252,020			267,252,020
Total	12,950,367,280	6,415,321,464	66,744,140	5,897,710,519	12,379,776,123

Financial liabilities
Deposits	9,144,457,184	6,017,845,612		3,144,587,584	9,162,433,196
Repo transactions	20,581,115	20,581,115			20,581,115
Other financial liabilities	1,120,298,196	1,095,020,936	30,179,376		1,125,200,312
Financing received from the BCRA and other financial institutions	47,197,917	45,134,993	2,062,924		47,197,917
Issued corporate bonds	16,057,109		16,057,109		16,057,109
Subordinated corporate bonds	453,466,539		436,909,571		436,909,571
Total	10,802,058,060	7,178,582,656	485,208,980	3,144,587,584	10,808,379,220

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

11.	BUSINESS COMBINATIONS

11.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and, consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	112,967
Debt securities at fair value through profit or loss	2,332,243
Loans and other financing	326,376
Financial assets delivered as guarantee	4,491,082
Other financial assets	17,479,165
Property, plant and equipment	315,607
Intangible assets	70,160
Other non-financial assets	259,278
25,386,878

Liabilities
Other financial liabilities	17,320,026
Provisions	48,859
Current income tax liabilities	294,328
Deferred income tax liabilities	347,796
Other non-financial liabilities	4,814,162
22,825,171
Net assets acquired at fair value	2,561,707

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 807,769.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU), starting the first installment in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated), which were received by Banco Macro SA on March 13, 2024. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

Finally, on April 23, 2025, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 710,000 (not restated), which were received by Banco Macro SA on May 5, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 598,534.85.

11.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of USD 7,564,706. The difference between such additional amount and the estimated additional amount at the acquisition date for an amount of 12,507,491 was recorded in comparative information for prior year, presented in lines “Other non-financial liabilities” and “Loss from associates and joint ventures” in accordance with IFRS 3, as it is explained in section “Comparative information” of the Note 3.

Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time through Resolution No. 352 of the Board of Directors dated October 31, 2024, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. This merger had in turn been resolved by the Shareholders' Meeting held on May 6, 2024, with retroactive effect to January 1, 2024, also approved by the National Securities Commission (CNV, for its acronym in Spanish) on November 6, 2024, and registered in the Public Registry on November 14, 2024. Therefore, since November 19, 2024, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	03/31/2025	12/31/2024	03/31/2025	03/31/2024
Macro Warrants SA (1) and (2)	5%	25,454	28,559	(3,104)	(119)
Play Digital SA (1) and (2)	9.95%	470,683	1,634,752	(1,164,068)	(638,402)
Alianza SGR (1), (2) and (3)	25%		127,795		(2,423)

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure this investment, accounting information of this associate as of December 31, 2024 has been used. Additionally, significant transactions conducted or events that occurred between January 1, 2025 and March 31, 2025 have been considered.

(3)	Consolidated with the Bank since January 2025, as control was obtained in such month.

12.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	03/31/2025	12/31/2024	03/31/2025	03/31/2024
Banco Macro SA – Bizland SAU Unión transitoria	50%	3,504,034	3,013,723	633,707	380,738
Finova SA (1)	50%	176,225	191,325	(15,101)	(73,257)

(1)	To measure this investment, significant transactions conducted or events subsequent to the entity’s financial statements have been considered.

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Investment property (see Exhibit F)	75,405,075	73,957,180
Advanced prepayments	31,665,295	25,753,863
Tax advances	10,820,197	11,023,299
Other	1,757,359	3,548,315
Total	119,647,926	114,282,657

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2025 and December 31, 2024, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2025
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	9,088									9,088
Debt securities at fair value through profit or loss									526,225	526,225
Other financial assets				26,850,726		7,590,619		75,432	558,666	35,075,443
Loans and other financing (4)
Documents									101,037	101,037
Overdrafts							1,015,980	133,415	26,845,578	27,994,973
Credit cards							8,868	839,230	303,228	1,151,326
Financial leases									31,261	31,261
Personal loans								17		17
Mortgage loans								1,243,351	616,938	1,860,289
Other (5)								2,700,811	22,552,982	25,253,793
Guarantees granted									29,913,419	29,913,419
Total assets	9,088			26,850,726		7,590,619	1,024,848	4,992,256	81,449,334	121,916,871
Liabilities
Deposits		61,381,733	1,286,001	4,589	5,461,032	1,572	316,757	29,240,500	31,766,345	129,458,529
Derivative instruments									20,291	20,291
Other financial liabilities								1,038,610	8,242,703	9,281,313
Subordinated corporate bonds				1,467,311	166,110					1,633,421
Other non-financial liabilities				159,996		97,493			3,480,013	3,737,502
Total liabilities		61,381,733	1,286,001	1,631,896	5,627,142	99,065	316,757	30,279,110	43,509,352	144,131,056

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of March 31, 2025 for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 127, 1,422,614, 10,574,232 and 128,424,203, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key managemnt personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	9,487								9,487
Debt securities at fair value through profit or loss								409,197	409,197
Derivative instruments								13,090	13,090
Other financial assets				27,040,262		2,765	102,540	684,441	27,830,008
Loans and other financing (4)
Documents								557,179	557,179
Overdrafts						4,136	638	33,432,508	33,437,282
Credit cards						3,738	844,143	302,050	1,149,931
Financial leases					265			39,063	39,328
Personal loans							11,729		11,729
Mortgage loans							1,272,384		1,272,384
Other (5)							2,658,305	24,541,411	27,199,716
Guarantees granted								31,390,675	31,390,675
Total assets	9,487			27,040,262	265	10,639	4,889,739	91,369,614	123,320,006
Liabilities
Deposits		78,610,208	1,566,296	3,699	6,055,922	343,959	74,895,800	43,067,246	204,543,130
Other financial liabilities						311	519,523	7,729,690	8,249,524
Subordinated corporate bonds		170,743		1,508,236	170,743				1,849,722
Other non-financial liabilities				173,706				3,500,350	3,674,056
Total liabilities		78,780,951	1,566,296	1,685,641	6,226,665	344,270	75,415,323	54,297,286	218,316,432

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 13,532,994, 57,759, 979,077, 7,567,906 and 176,030,625, respectively.
(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2025 and 2024 with related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2025
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income					3,872		74,163	298,941	4,307,618	4,684,594
Interest expense		(234,229)			(458,006)		(11,001)	(616,564)	(536,875)	(1,856,675)
Commissions income		145,536		2,002		366	2,913	137	810,788	961,742
Commissions expense				(50,265)					(188,832)	(239,097)
Net gain from measurement of financial instruments at fair value through profit or loss									(49,285)	(49,285)
Other operating income			279	2,031,955	4,833	684,500	1,934		21,591	2,745,092
Administrative expense							(2,651,329)		(849,501)	(3,500,830)
Other operating expense									(645,001)	(645,001)
Total income / (loss)		(88,693)	279	1,983,692	(449,301)	684,866	(2,583,320)	(317,486)	2,870,503	2,100,540

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

	As of March 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		90,779			7,993	2	1,585,089	3,307,358	4,991,221
Interest expense						(38,933)	(35,547)	(1,008,839)	(1,083,319)
Commissions income		42,346		3,023		270	370	226,067	272,076
Commissions expense				(4,655)		(70,706)	(136)	(78,370)	(153,867)
Other operating income				2,311,652	3,730	1,177		9,520	2,326,079
Administrative expense						(913,390)		(708,504)	(1,621,894)
Other operating expense								(470,090)	(470,090)
Total income / (loss)		133,125		2,310,020	11,723	(1,021,580)	1,549,776	1,277,142	4,260,206

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2025 and 2024 amounted to 1,892,447 and 1,721,652, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In addition, fees received by the Directors as of March 31, 2025 and 2024 amounted to 7,431,545 and 3,296,316, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	03/31/2025	12/31/2024
Board of Directors	23	23
Senior managers of the key management personnel	10	10
Total	33	33

15.	DEPOSITS

The composition of deposits as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Non-financial public sector	835,488,605	698,859,743
Financial sector	12,198,284	13,053,076
Non-financial private sector and foreign residents	8,782,187,769	8,432,544,365
Checking accounts	995,017,424	1,119,071,883
Saving accounts	3,218,382,106	4,298,048,648
Time deposits	4,070,654,828	2,225,251,617
Investment accounts	390,750,061	676,421,340
Other	107,383,350	113,750,877
Total	9,629,874,658	9,144,457,184

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Credit and debit card settlement - due to merchants	664,880,783	663,716,708
Amounts payable for other spot purchases pending settlement	148,847,495	148,258,485
Payment orders pending settlement foreign trade	65,362,972	58,118,261
Collections on account and behalf of others	37,604,054	41,408,336
Amounts payable for spot purchases of foreign currency pending	32,768,735	59,875,291
Finance leases liabilities	16,804,007	15,187,336
Amounts payable for spot purchases of government securities pending settlement	704,365	5,899,322
Other	114,770,242	127,834,457
Total	1,081,742,653	1,120,298,196

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of March 31, 2025 and December 31, 2024.

The expected terms to settle these obligations are as follows:

	03/31/2025
Composition	Within 12 months	Over 12 months	03/31/2025	12/31/2024
For administrative, disciplinary and criminal penalties		500	500	543
Letters of credits, guarantees and other commitments (1)	8,911,988		8,911,988	8,539,181
Commercial claims in progress (2)	3,138,588	457,708	3,596,296	4,789,186
Labor lawsuits	1,049,709	723,762	1,773,471	1,514,222
Pension funds - reimbursement	1,652,792	229,316	1,882,108	1,708,909
Other		1,824,939	1,824,939	1,981,321
Total	14,753,077	3,236,225	17,989,302	18,533,362

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 39.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Salaries, bonuses and payroll taxes payables	96,355,259	140,391,669
Withholdings and collections	93,121,544	98,076,828
Taxes payables	59,407,150	59,881,366
Miscellaneous payables - provisions of goods and services	31,551,597	44,154,576
Retirement pension payment orders pending settlement	5,134,013	8,523,900
Directors’ and syndics’ fees payable	1,626,510	9,049,917
Dividends payable (see Note 30)	1,229	1,334
Other	32,772,620	38,901,808
Total	319,969,922	398,981,398

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2025 and December 31, 2024:

03/31/2025	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,146,800,035
Debt securities at fair value through profit or loss		537,716,095	468,986,822
Derivative financial instruments		16,790,506
Repo transactions		56,268,040
Other financial assets	76,528,824	312,186,117	48,930,808
Loans and other financing (1)	11,422,711	5,580,886,870	2,077,735,018
Other debt securities		497,081,458	2,747,842,944
Financial assets delivered as guarantee	235,439,674
Equity instruments at fair value through profit or loss	19,336,852
Total Assets	2,489,528,096	7,000,929,086	5,343,495,592

Liabilities
Deposits	4,708,946,756	4,920,761,826	166,076
Financial liabilities at fair value through profit or loss		8,715,982
Derivative financial instruments		1,002,657
Other financial liabilities		1,064,522,282	17,220,371
Financing received from the BCRA and other financial institutions		47,591,655	275,543
Issued corporate bonds		16,124,978
Subordinated corporate bonds		13,368,850	427,959,544
Total Liabilities	4,708,946,756	6,072,088,230	445,621,534

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,921,202,453
Debt securities at fair value through profit or loss		715,627,272	199,603,207
Derivative financial instruments		20,936,219
Other financial assets	103,606,627	441,226,651	50,280,987
Loans and other financing (1)	1,564,049	4,560,418,514	1,736,849,500
Other debt securities		682,305,775	2,712,077,079
Financial assets delivered as guarantee	243,269,684	25,005,260
Equity instruments at fair value through profit or loss	9,468,323
Total Assets	3,279,111,136	6,445,519,691	4,698,810,773

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	5,970,842,863	3,173,462,613	151,708
Financial liabilities at fair value through profit or loss		7,799,009
Derivative financial instruments		1,434,852
Repo transactions		20,581,115
Other financial liabilities		1,103,076,344	17,221,852
Financing received from the BCRA and other financial institutions		46,809,543	388,374
Issued corporate bonds		16,057,109
Subordinated corporate bonds		6,897,684	446,568,855
Total Liabilities	5,970,842,863	4,376,118,269	464,330,789

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2025 and December 31, 2024, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Corporate income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

Composition	03/31/2025	03/31/2024
Expense from current income tax	7,786,723	153,894,729
Expense / (profit) from deferred income tax	26,667,032	(14,325,981)
Expense from income tax recognized in the statement of income	34,453,755	139,568,748
Expense / (profit) from income tax recognized in other comprehensive income	272,370	(2,269,676)
Total	34,726,125	137,299,072

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (former AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.

Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Additionally, on February 7, 2025, Banco Macro SA filed a contentious request against Resolution 9/2024. This request is being processed under file No. 855/2025 with the Federal Contentious and Administrative Trial Court No. 5.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 (not restated) paid as income tax for the 2022 tax period.

Regarding to the tax period abovementioned, on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Fiscal year 2023

On June 28, 2024, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 1,814,076 (not restated) paid as income tax for the 2023 tax period.

Regarding to the tax period abovementioned, on April 30, 2025, the former AFIP notified the beginning of an income tax audit.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the 2018 tax period, the evidence stage is closed and the process for allegation was delivered.

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank's request, in which it admitted the recovery action for the amount of Ps. 4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.

On October 16, 2024, the former AFIP appealed the sentence.

Reimbursement actions - Banco BMA SAU

Fiscal year 2016 - Banco BMA SAU

On September 19, 2017 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 315,987 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court. Against the original favorable sentence (from 2019), the former AFIP filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed before the Court. On November 7, 2023, that complaint was rejected, leaving the favorable sentence of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.

On February 15, 2024, a note was submitted to the former AFIP requesting that the favorable sentence be considered fulfilled and the balance in favor of the principal plus interest be credited.

On March 18, 2024, the former AFIP proceeded to recognize the balance in favor of the claimed capital (315,987, not restated) in the Tax Accounts System. For the interest owed by the tax authorities, an immediate release was submitted on April 17, 2024 for the amount of the updated interest (816,473, not restated).

Fiscal year 2017 - Banco BMA SAU

On December 17, 2018 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 251,756 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed with the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).

The tax authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, the reimbursement has been accumulated for the periods 2019-2020, and it has not yet been opened to evidence.

Fiscal year 2018 - Banco BMA SAU

On May 28, 2019 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 558,439 (not restated) paid to tax authorities as income tax during 2018 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law, plus the related compensatory interest (SIGEA [case and file management system] file 19144-3641/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on November 22, 2019 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2019-104149820 -APN-DTD #JGN).

On April 18, 2023, Banco BMA SAU was notified of the final sentence, which approved the appeal for delay in resolving the reimbursement claim, ordering the former AFIP to return the sum of 558,439 (not restated) plus the applicable interest according to the BCRA's passive rate. The tax authorities subsequently appealed the sentence on the merits and the interest applied.

On May 15, 2025, the Court issued a sentence and rejected the extraordinary appeal filed by the national tax authorities. This milestone confirms the finality of the sentence that invoked the reimbursement claim for an amount of 558,439, to which must be added the accrued interest up to the payment date.

Fiscal years 2019 and 2020 - Banco BMA SAU

On December 29, 2022 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 639,325 (not restated) and 965,670 (not restated) paid to tax authorities as income tax during 2019 and 2020 tax periods, respectively, as a result of settling the tax by partially incorporating the inflation adjustment set forth by the Section VI of the income tax Law (according to Decree 824/2019), one sixth (1/6) in accordance with section 194 incorporated by Law 27541 and computing the updated amortizations only for the fix assets and intangibles acquired since January 1, 2018, plus the related compensatory interest. In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on June 5, 2023 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2023- 63876605- -APN-SGAI#TFN – in process in Courtroom “B”, Office 6). On September 15, 2023, the tax authorities responded to the appeal for delay and ordered the accumulation of the file with that of 2017 (File No. 49836-I).

Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, the former AFIP notified the beginning of an income tax audit, which is in progress.

22.	COMMISSIONS INCOME

Composition	03/31/2025	03/31/2024
Performance obligations satisfied at a point in time
Commissions related to obligations	91,885,677	67,560,776
Commissions related to credit cards	48,879,326	42,773,075
Commissions related to insurance	12,244,915	5,659,478
Commissions related to securities value	7,315,673	4,578,138
Commissions related to trading and foreign exchange transactions	4,895,472	4,199,510
Commissions related to loans	3,111,512	1,583,040
Commissions related to financial guarantees granted	164,344	2,066,730
Performance obligations satisfied over certain time period
Commissions related to credit cards	818,497	637,604
Commissions related to trading and foreign exchange transactions	440,434	2,214,539
Commissions related to loans	29,009	5,396
Total	169,784,859	131,278,286

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2025	03/31/2024
Translation of foreign currency assets and liabilities into pesos	6,156,758	124,800,304
Income from foreign currency exchange	263,721	313,272
Total	6,420,479	125,113,576

24.	OTHER OPERATING INCOME

Composition	03/31/2025	03/31/2024
Services	47,729,740	30,065,314
Adjustments and interest from other receivables	7,189,783	11,606,351
Adjustments from other receivables with CER clauses	959,135	10,723,699
Other receivables from financial intermediation	763,795	3,423,223
Other	11,846,019	14,022,704
Total	68,488,472	69,841,291

25.	EMPLOYEE BENEFITS

Composition	03/31/2025	03/31/2024
Remunerations	112,240,066	142,520,348
Payroll taxes	29,306,258	34,169,265
Compensations and bonuses to employees	21,410,975	26,227,101
Employee services	7,391,722	5,081,003
Total	170,349,021	207,997,717

26.	ADMINISTRATIVE EXPENSES

Composition	03/31/2025	03/31/2024
Taxes	14,688,541	18,380,817
Maintenance, conservation and repair expenses	11,794,523	15,083,629
Other fees	9,766,658	8,834,518
Security services	9,533,641	6,257,062
Armored truck, documentation and events	9,492,871	8,086,514
Software	8,139,704	4,229,202
Electricity and communications	7,713,019	7,962,280
Advertising and publicity	4,536,776	4,339,473
Fees to directors and syndics	2,340,117	18,766,243
Representation, travel and transportation	1,617,303	1,177,820
Hired administrative services	1,475,415	4,478,245
Insurance	1,145,679	525,307
Leases	465,466	675,274
Stationery and office supplies	367,022	564,108
Other	3,523,963	8,090,317
Total	86,600,698	107,450,809

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

27.	OTHER OPERATING EXPENSES

Composition	03/31/2025	03/31/2024
Turnover tax	94,069,539	144,702,813
From credit cards	35,370,980	41,554,634
Deposit guarantee fund contributions	4,021,123	2,630,713
Charges for other provisions	2,521,879	5,801,302
Insurance claims	2,352,990	1,759,234
Other adjustments and interest on various obligations	1,361,717	2,674,712
Donations	765,274	826,236
Loss from sale or impairment of property, plant and equipment	75,943	30,354
Taxes	68,931	51,080
Other	18,563,069	18,307,736
Total	159,171,445	218,338,814

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Composition	03/31/2025	12/31/2024	03/31/2024	12/31/2023
Cash and deposits in banks	2,146,800,035	2,921,202,453	1,792,371,144	2,844,429,695
Debt securities at fair value through profit or loss	296,728,907	109,869,574	500,296,225	316,228,211
Other debt securities	46,726,029	72,222,758	62,725,267	103,023,248
Loans and other financing	5,369,375	5,604,881	6,684,850	9,557,244
Total	2,495,624,346	3,108,899,666	2,362,077,486	3,273,238,398

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to March 31, 2025, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

30.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the fiscal year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 29 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 40.

Dividends paid and proposed

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which had the BCRA’s authorization could distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments. The amount of each dividend installment will be paid in constant currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819 (not restated), representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in three equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. As of March 31, 2025, installments 1, 2 and 3 have been paid for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency of each payment date), respectively.

On April 4, 2025, the Shareholders' Meeting approved to distribute cash dividends and/or in kind, in this case measured at market value, for an amount of 300,000,000 (amount expressed in constant currency as of December 31, 2024), representing 469.18 pesos per share, subject to prior BCRA authorization.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 9.6905% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12955 issued on March 14, 2025.

According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of March 31, 2025 and December 31, 2024, the following Bank’s assets are restricted:

Composition		03/31/2025	12/31/2024
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Deposits in other entities (1).	12,133	4,256
	Subtotal cash and deposits in Banks	12,133	4,256
Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Debt securities at fair value through profit or loss (1).	50,071,947	43,203,331
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	2,031,788	2,188,703
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	1,093,826	1,178,303
•	National Treasury Bonds in pesos adjusted by CER 2%, maturity: 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	408,575	403,435
•	National Treasury Bonds at a discount in pesos with CER adjustment, maturity: 12/15/2026 and National Treasury Bills capitalizable in pesos, maturity: 05/30/2025 as of March 31, 2025 and National Treasury Bonds in pesos adjusted by CER 4.25%, maturity: 02/14/2025 as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	33,341	22,037
•	Other.	1,775,455	1,563,805
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	55,414,932	48,559,614

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		03/31/2025	12/31/2024
Other financial assets
•	Interests derived from contributions made as protector partner (2).	27,188,239	29,518,031
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Mutual fund shares (1).	3,872,671	4,447,529
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	1,274,250	1,286,859
•	Sundry debtors – other.	744,617	992,949
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	898
	Subtotal Other financial assets	33,080,604	36,246,266
Loans and other financing
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Loans and other financing (1).	2,369,437	1,328,676
	Subtotal Loans and other financing	2,369,437	1,328,676
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	141,385,399	150,472,413
•	Guarantee deposits related to credit and debit card transactions.	74,477,941	74,168,303
•	For securities forward contracts.		25,005,261
•	Other guarantee deposits.	19,576,334	18,628,967
	Subtotal Financial assets delivered as guarantee	235,439,674	268,274,944
Other non-financial assets
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Other non-financial assets (1).	34,281	23,809
	Subtotal Other non-financial assets	34,281	23,809
Total		326,351,061	354,437,565

(1)	According to Law 24467, as amended, and Fintech SGR by-laws and Alianza SGR by-laws, these entities have a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of March 31, 2025 and December 31, 2024 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1	Financial trusts for investment purposes

They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono, Secubono, Consubond and Megabono Crédito). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.

Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Payway Cobro Acelerado, Secubono, Red Surcos and Megabono Crédito) and certificates of participation (Arfintech).

As of March 31, 2025 and December 31, 2024, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 24,153,797 and 5,422,072, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of March 31, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 5,220 and 5,667, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of March 31, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,746,540 and 5,137,992, respectively.

33.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 128,843,896 and 103,116,132, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of March 31, 2025 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,179,894,673 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 32 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of March 31, 2025 stated in UVAs amounted to 75,928,163 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of March 31, 2025 stated in UVAs amounted to 10,422,680 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of March 31, 2025 stated in UVAs amounted to 1,076,541 and exceeds the minimum amount required by such regulation established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of March 31, 2025 stated in UVAs amounted to 1,683,712 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity.

34.1.6	Operations of BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as AA PIC FCI.

Additionally, the shareholders’ equity of such company as of March 31, 2025 stated in UVAs amounted to 1,925,486 and exceeds the minimum amount required by such General Resolution established in 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.1.7	Operations of BMA Valores SA (formerly known as Itaú Valores SA)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as ALyC y AN – Integral, Comprehensive Clearing and Settlement Agent (ALyCI, for its acronym in Spanish) and ACyDI FCI.

Additionally, the shareholders’ equity of such company as of March 31, 2025 stated in UVAs amounted to 4,382,367 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

34.3	As depositary of mutual funds

As of March 31, 2025 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,003,848,237	53,219,444
Argenfunds Abierto Pymes II	8,558,787,378	10,886,070
Argenfunds Ahorro Pesos	58,636,811	6,317,939
Argenfunds Financiamiento Pesos	100,000	99
Argenfunds Gestión Pesos	11,225,377,734	19,097,883
Argenfunds Infraestructura	4,836,622,528	5,476,587
Argenfunds Inversión Dólares	56,791	60,637
Argenfunds Inversión Pesos	26,215,271,747	26,149,430
Argenfunds Liquidez	10,653,792,101	144,417,679
Argenfunds Liquidez Dólares	140,565	151,048
Argenfunds Renta Argentina	361,059,910	44,316,175
Argenfunds Renta Balanceada	111,892,769	8,124,272
Argenfunds Renta Capital	4,127,011	4,792,278
Argenfunds Renta Crecimiento	898	1,515
Argenfunds Renta Dinámica	165,763,962,157	58,394,156
Argenfunds Renta Fija	19,838,297	2,759,308
Argenfunds Renta Fija II	23,307,202,195	27,266,359
Argenfunds Renta Flexible	46,040,329	1,309,161
Argenfunds Renta Global	7,507,573	137,672
Argenfunds Renta Mixta	2,647,068,595	34,765,681
Argenfunds Renta Mixta Plus	1,618,141	1,693,390
Argenfunds Renta Pesos	40,331,688	4,643,622

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Total	568,371,479	3,757,349
Argenfunds Renta Variable	914,625,485	651,505
Argenfunds Retorno Absoluto	47,893,198	1,005,460
Pionero Acciones	38,647,533	52,474,527
Pionero Acciones Argentinas	27,137	8,262,447
Pionero Acciones Plus	10,244,045	2,474,520
Pionero Ahorro Dólares Plus	103,045,157	104,402,393
Pionero Ahorro Dólares	71,251,853	77,912,594
Pionero Ahorro Max	180,566,631	14,810,415
Pionero Argentina Bicentenario	411,654,410	17,692,702
Pionero Capital	6,344,038,258	32,657,295
Pionero Capital Plus	50,856,364	3,457,312
Pionero Crecimiento	2,102,014,252	16,366,093
Pionero Desarrollo	14,012,936,755	137,791,556
Pionero Empresas FCI Abierto Pymes	396,976,672	20,123,108
Pionero FF	151,755,487	24,895,158
Pionero Gestión	2,288,273,250	57,819,483
Pionero Fondo Común de Inversión Abierto para el Financiamiento de la Infraestructura y la Economía Real	884,569,212	3,948,219
Pionero Inversión Dólares	10,916,311	12,347,655
Pionero Moneda	11,315,608,633	11,546,598
Pionero Money Market Dólares	205,004,504	220,859,763
Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I	149,376,859,833	207,825,661
Pionero Performance	2,101,005	918,105
Pionero Performance II	243,551	8,185
Pionero Performance III	20,223	2,907
Pionero Pesos	5,077,174,409	368,130,024
Pionero Pesos Plus	51,044,697,395	2,162,470,099
Pionero Pesos Plus II	1,675,314,876	285,381,041
Pionero Premium	234,637,621	831,160
Pionero Recovery	6,192,677,683	12,963,282
Pionero Renta	21,316,022	22,799,181
Pionero Renta Ahorro	555,005,576	110,739,612
Pionero Renta Ahorro Plus	1,044,950,967	50,241,661
Pionero Renta Balanceado	5,938,626,939	53,994,355
Pionero Renta Crecimiento	13,466,461	18,110,522
Pionero Renta Dólar Estrategia	11,942,079	15,179,093
Pionero Renta Dólares	18,007,228	21,780,572
Pionero Renta Dólares Plus	5,808,468	9,985,250
Pionero Renta Estratégico	656,017,101	33,877,905
Pionero Renta Fija Dólares	35,602,079	59,454,699
Pionero Renta Global	46,075,220	7,091,862
Pionero Renta Mixta I	488,134,648	26,814,489
Pionero Renta Pesos	70,843,530	7,735,371
Pionero Retorno	11,070,583,904	17,339,582
Pionero Retorno Total	139,918,545	10,403,791

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2025 are listed below, indicating the amounts as of month-end of the related items:

Items	03/31/2025
Cash and deposits in banks
Amounts in BCRA accounts	1,372,630,189
Other debt securities
Government securities computable for the minimum cash requirements	1,054,607,172
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	141,385,399
Total	2,568,622,760

36.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of March 31, 2025:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested, on behalf of the person who was acting as Vice Chairman of the Bank when this summary proceeding was initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Bank when this summary proceeding was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed an Extraordinary Federal Appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. On 04/20/2023, the corresponding petition for denied appeal was filed against the rejection for the alleged arbitrariness, which is under study with the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish). On 10/08/2024, the CSJN rejected the complaint appeal, upholding the Court's sentence that rejected the Direct Appeal filed by the Bank and the Directors.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: supposed noncompliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: on 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsible parties who, on 03/25/2022, filed an appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Federal Court in Economic and Criminal Matters, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters. On 03/15/2024, the BCRA dismiss the previous defenses performed by the responsible parties. Against this, on 03/20/2024, they filed an appeal and a nullity request, for its resolution in court, which were rejected because the Court in Economic and Criminal Matters considered that the resolutions issued by the BCRA during the summary investigation are not appealable.

Proceeding filed against: Banco Macro SA, Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: the case is in evidence production stage (the production of evidence was notified by the BCRA on 10/03/2024). As of the date of issuance of these condensed consolidated interim Financial Statements, the BCRA is still pending to close the evidence stage and place the file for arguments.

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Banco Itaú Argentina SA, General Manager of former Banco BMA SAU, 1 member of the Board of Directors, Regular Head of Foreign Exchange Control, Alternate Head of Foreign Exchange Control, Transactions Manager and Head of Foreign Trade.

Status: on October 25, 2022, former Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage. On May 6, 2024, the BCRA resolved to close the probationary period. On May 13, 2024, each of the defendants lodged their memorials. The next step will be for the BCRA to submit the summary proceedings to the Federal Court of First Instance in Economic and Criminal Matters.

Penalties imposed by the Financial Information Unit (UIF, for its acronym in Spanish)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain reports on suspicious transactions (ROS, for its acronym in Spanish) due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Proceeding filed against: Banco Macro SA, members of the Board of Directors and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal to CSJN which was dismissed on 02/29/2024, therefore, the Bank does no longer has elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board of Directors, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the National Court of Appeals of Federal Administrative Litigation (CNACAF, for its acronym in Spanish), under the file number 14633/2021. On 08/10/2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal, which was answered on 07/04/2024 requesting its dismissal and answering the grievances in subsidy. On 09/05/2024, the Courtroom II of the Federal Civil and Commercial Court decided to deny the extraordinary appeal filed. On 09/12/2024, the CNV filed a complaint appeal against the denial of the Extraordinary Federal Appeal. The file is currently in Judicial Secretariat No. 1 of the Federal Supreme Court of Justice.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as ALyC - Integral at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as ALyC - Integral (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Proceeding filed against: Banco Macro SA and 23 members of the Management Body during the period that is the subject matter of this summary proceeding.

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory auditors filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by Banco Macro SA and against that, on 05/26/2021, this Bank filed an Extraordinary Federal Appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary Appeal, submitting the file to the CSJN on 02/03/2022. On 04/23/2024, the CSJN declared the appeal inadmissible, so the Bank does no longer has the elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged noncompliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: On 10/02/2019, Banco Macro SA and the individuals subject to summary proceedings were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social, preventive and mandatory lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the probationary period was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. On 08/30/2024 the Legal Matters Management issued a verdict analyzing the legality of the proceedings, emphasizing the lack of a quorum in the Advisory Council, which allows the President of the UIF to make decisions without its intervention. It was concluded that, despite material errors corrected, there are no legal objections to continue with the administrative procedure, emphasizing the importance of the UIF in the prevention of financial crimes. On 09/17/2024, the UIF resolved to reject the Bank's defenses and impose a fine for a total amount of 400 on Banco Macro SA and a fine for a total amount of 400 on several of its directors for noncompliance with the regulations for the anti-money laundering and terrorist financing. On 10/30/2024, a direct appeal was filed before the CNACF against Resolution No. RESAP-2024-13-APN-UIF#MJ, which is being processed before Chamber I of the aforementioned Court of Appeals, under the file “BANCO MACRO SA Y OTROS c/ UIF (EX 379/15 - RESOL 13/24) s/CODIGO PENAL - LEY 25246 - DTO 290/07 ART 25” (File No. 18631/2024). On 12/17/2024, the Court served notice on the Prosecutor, who issued his verdict on 02/11/2025 verifying that the direct appeals were filed on time. On 02/24/2025, the transfer of the appeals to the UIF was ordered for a period of 30 days. On this matter, on 03/11/2025 the UIF was notified of the transfer, with its expiration date on 04/28/2025.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

37.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 03/31/2025	03/31/2025	12/31/2024
Subordinated Resettable – Class A	USD 400,000,000	(1)	USD 400,000,000	441,328,394	453,466,539
Non-subordinated – Series XXXII	1,000,000	(2)	1,000,000	16,124,978	16,057,109
Total				457,453,372	469,523,648

On April 26, 2016, the General Regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.75% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On February 29, 2008, the shareholders’ meeting of former Banco BMA SAU, now merged with Banco Macro SA, approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of former Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, former Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2025 and December 31, 2024, is as follows:

Composition	03/31/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	11,139,278,844	11,673,356,768
Preferred and other collaterals received from customers (1)	2,244,784,655	2,042,562,013
Checks already deposited and pending clearance	229,160,664	274,819,824
Outstanding checks not yet paid	225,547,754	196,574,921

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

39.	TAX AND OTHER CLAIMS

39.1	Tax claims

The former AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	Former AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The former AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed before the Federal Administrative Contentious Court, which was initiated on 09/23/2024 and is pending elevation and, therefore, resolution. As a consequence of the above, on 09/23/2024 the Bank promoted an autonomous cautionary action, requesting the intervening Judge to order the former AFIP to suspend the coercive claim until the final resolution of the substantive issue, currently with a pending appeal request before the Court. The aforementioned cautionary action is being processed before the Federal Administrative Contentious Court No. 12, under file No. 16201/2024.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

39.2	Other claims

The Bank registered actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed in these consolidated Financial Statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of March 31, 2025 was 157,571,458 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 8214, the BCRA established that up to December 31, 2025, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in ten equal, monthly and consecutive installments (from June 30, 2025 and no earlier than the penultimate working day of the following months). Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting or the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of what is expected by the Communiqué "A” 8214, must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Moreover, the Regular Shareholders’ Meeting of Banco Macro SA held on April 4, 2025 decided to applied the unappropriated retained earnings for an amount of 314,113,791 (not restated) as follows (the figures mentioned below are stated in constant currency as of December 31, 2024):

a)	62,524,570 to the Legal Reserve;

b)	6,926,474 to the Personal Asset Tax on Business Companies; and

c)	244,662,747 to the Facultative Reserve for Future Distribution of Earnings.

In addition, as it is mentioned in Note 30, the aforementioned Shareholders decided to partially apply the Facultative Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 300,000,000 (figure stated in constant currency as of December 31, 2024) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of March 2025, together with the integration thereof (computable equity) as of the end of such month:

Item	03/31/2025
Minimum capital requirements	998,969,024
Computable equity	4,185,728,112
Capital surplus	3,186,759,088

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso, the acceleration of the inflation rate (see Note 3, section "Unit of measurement") and the rising interest rates.

On December 10, 2023, the new authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, has allowed to begin to reverse the gap between the values of currencies in the official and free exchange markets (stock market operations) from its maximum of 200% during the last quarter of 2023. On April 11, 2025, the argentine National Government announced a series of measures aimed at easing regulations related to access to the foreign exchange market. Among other modifications, these measures include the establishment of floating bands (between Ps. 1,000 and Ps. 1,400, range to be updated at a rate of 1% per month) within which the dollar exchange rate in the foreign exchange market may fluctuate, and the elimination of foreign exchange restrictions applicable to individuals, including the limit of access to the foreign exchange market for up to USD 200 per month. As of the date of issuance of these condensed consolidated interim Financial Statements, the mentioned gap between the values of currencies in the official and free exchange markets arises to 1%.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit. The debt exchange of the BCRA with the banks, including puts on government securities held by financial institutions, and their transfer to the National Treasury, together with the fiscal cash surplus obtained by the Nation and the renewal of the debt services denominated in pesos, allowed to significantly absorb the excess of money in the economy and, in this way, reduce both inflation (8.57% during the first quarter of 2025) and nominal interest rates.

In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and, more recently, to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743. On April 11, 2025, the IMF Executive Board approved a program of Extended Fund Facility (EFF) for a total amount of approximately USD 20 billion, also approving an immediate initial disbursement of USD 12 billion and an additional disbursement of USD 2 billion scheduled for June 2025. Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under respective multi-year programs amounting to USD 12 billion (of which USD 1.5 billion will be deposited immediately) and USD 10 billion, respectively.

On a broader level, the National Government's program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others.

Although the argentine macroeconomic and financial environment has evolved favorably in the last months, a certain slowness and heterogeneity in the recovery of the activity level in the country and a relatively uncertain international context, require permanent monitoring of the situation by the Bank's Management in order to identify those issues that may impact its patrimonial and financial position, which may be appropriate to reflect in the Financial Statements of future periods.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
59	Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	03/31/2025	12/31/2024
In normal situation	2,606,984,021	1,894,579,844
With senior “A” collateral and counter-collateral	90,456,334	96,181,909
With senior “B” collateral and counter-collateral	189,874,026	174,750,481
Without senior collateral or counter-collateral	2,326,653,661	1,623,647,454
Subject to special monitoring	3,166,464	3,313,186
In observation
With senior “B” collateral and counter-collateral	3,166,464	3,313,186
With high risk of insolvency	6,363,124	5,608,171
With senior “A” collateral and counter-collateral	1,234,798
With senior “B” collateral and counter-collateral	4,654,135	4,975,408
Without senior collateral or counter-collateral	474,191	632,763
Irrecoverable	10,972,118	11,236,523
With senior “B” collateral and counter-collateral	4,841,656	5,054,015
Without senior collateral or counter-collateral	6,130,462	6,182,508
Subtotal commercial	2,627,485,727	1,914,737,724

Jorge Pablo Brito
60	Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	03/31/2025	12/31/2024
Performing	5,275,267,479	4,688,834,304
With senior “A” collateral and counter-collateral	301,412,697	358,183,777
With senior “B” collateral and counter-collateral	247,246,734	268,764,448
Without senior collateral or counter-collateral	4,726,608,048	4,061,886,079
Low risk	110,569,360	52,337,692
With senior “A” collateral and counter-collateral	4,196,442	1,012,846
With senior “B” collateral and counter-collateral	3,619,804	3,292,531
Without senior collateral or counter-collateral	102,753,114	48,032,315
Low risk - in special treatment	324,698	492,439
Without senior collateral or counter-collateral	324,698	492,439
Medium risk	55,238,960	35,796,498
With senior “A” collateral and counter-collateral	719,104	183,438
With senior “B” collateral and counter-collateral	1,077,643	714,937
Without senior collateral or counter-collateral	53,442,213	34,898,123
High risk	29,491,461	24,649,636
With senior “A” collateral and counter-collateral	121,172	248,972
With senior “B” collateral and counter-collateral	989,498	162,199
Without senior collateral or counter-collateral	28,380,791	24,238,465
Irrecoverable	14,485,853	8,690,475
With senior “A” collateral and counter-collateral	81,493	2,931
With senior “B” collateral and counter-collateral	119,124	538,196
Without senior collateral or counter-collateral	14,285,236	8,149,348
Subtotal consumer and mortgage	5,485,377,811	4,810,801,044
Total	8,112,863,538	6,725,538,768

Jorge Pablo Brito
61	Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Statements of financial position is listed below.

	03/31/2025	12/31/2024
Loans and other financing	7,670,044,599	6,298,832,063
Added:
Allowances for loans and other financing	181,417,684	133,904,707
Adjustment amortized cost and fair value	10,897,793	16,790,278
Debt securities of financial trust - Measured at amortized cost	5,742,473	1,422,918
Corporate bonds	3,544,873	6,875,244
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(2,934,632)	(2,172,808)
Guarantees provided and contingent liabilities	244,150,748	269,886,366
Total computable items	8,112,863,538	6,725,538,768

Jorge Pablo Brito
62	Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	03/31/2025		12/31/2024
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	877,717,668	10.82	562,423,963	8.36
50 next largest customers	815,945,129	10.06	591,675,155	8.80
100 next largest customers	404,641,296	4.99	344,398,030	5.12
Other customers	6,014,559,445	74.13	5,227,041,620	77.72
Total (1)	8,112,863,538	100.00	6,725,538,768	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
63	Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		7,340,846	9,238,608	11,919,002	37,425,152	16,370,562		82,294,170
Financial sector		88,999,767	1,727,922	10,556,166	6,255,917	7,517,603	3,855,710	118,913,085
Non-financial private sector and foreign residents	53,287,803	2,972,637,191	1,097,015,050	1,301,037,262	1,335,297,611	1,604,332,036	1,807,046,828	10,170,653,781
Total	53,287,803	3,068,977,804	1,107,981,580	1,323,512,430	1,378,978,680	1,628,220,201	1,810,902,538	10,371,861,036

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		5,555,404	13,947,773	14,430,090	35,166,693	37,584,815		106,684,775
Financial sector		67,920,649	190,637	263,927	9,101,976	1,723,767	4,215	79,205,171
Non-financial private sector and foreign residents	36,604,434	2,387,110,993	896,705,731	1,043,737,549	1,218,893,846	1,342,210,896	1,441,729,300	8,366,992,749
Total	36,604,434	2,460,587,046	910,844,141	1,058,431,566	1,263,162,515	1,381,519,478	1,441,733,515	8,552,882,695

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
64	Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	776,196,813	50	507,446		553,091		104,877,781	(3,546)			4,300,702	109,174,937	668,082,413
Furniture and facilities	115,769,697	10	878,808		8,324,990	4	58,874,915	(205)			2,819,731	61,694,441	63,279,058
Machinery and equipment	124,864,700	5	3,107,131	4,015	32,730	(3,867)	62,468,962	(2,508)	4,015	(1,450)	5,700,925	68,161,914	59,834,765
Vehicles	27,168,527	5	592,880	410,750	(8,755)	(2,058)	20,122,723	2,508	235,303	(965)	739,459	20,628,422	6,711,422
Other	48,111	3				(3,144)	18,426			(2,308)	4,231	20,349	24,618
Work in progress	35,171,662		8,884,925		(9,160,244)								34,896,343
Right of use real property	75,802,999	5	3,747,031			(3,178)	57,960,655			(2,207)	2,324,130	60,282,578	19,264,274
Right of use furniture	7,633,766	5					2,490,073				355,202	2,845,275	4,788,491
Total property, plant and equipment	1,162,656,275		17,718,221	414,765	(258,188)	(12,243)	306,813,535	(3,751)	239,318	(6,930)	16,244,380	322,807,916	856,881,384

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	796,088,166	50	9,141,093	35,807,669	6,775,223		123,044,923	18,912	40,595,776		22,409,722	104,877,781	671,319,032
Furniture and facilities	141,061,256	10	3,687,150	32,681,988	3,705,072	(1,793)	80,648,863	(463)	31,334,161	(273)	9,560,949	58,874,915	56,894,782
Machinery and equipment	231,663,062	5	26,094,366	133,646,396	830,676	(77,008)	173,851,925	(1,449)	133,151,572	(14,451)	21,784,509	62,468,962	62,395,738
Vehicles	26,298,669	5	3,024,068	2,119,673		(34,537)	18,582,626		1,378,225	(9,627)	2,927,949	20,122,723	7,045,804
Other	17,725,732	3	2,858	17,645,616		(34,863)	17,546,143		17,539,910	(4,898)	17,091	18,426	29,685
Work in progress	20,206,375		25,792,030	339,567	(10,487,176)								35,171,662
Right of use real property	82,628,236	5	11,356,684	16,301,052	(1,743,011)	(137,858)	63,343,602	(930,669)	15,594,747	(25,259)	11,167,728	57,960,655	17,842,344
Right of use furniture	5,890,756	5			1,743,010		1,013,007	930,670			546,396	2,490,073	5,143,693
Total property, plant and equipment	1,321,562,252		79,098,249	238,541,961	823,794	(286,059)	478,031,089	17,001	239,594,391	(54,508)	68,414,344	306,813,535	855,842,740

Jorge Pablo Brito
65	Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	2,920,076	50					561,380			14,497	575,877	2,344,199
Other investment properties	75,613,881	50	1,982,046	154,690	165,984	5	4,015,397	(3,978)	154,690	689,621	4,546,350	73,060,876
Total investment property	78,533,957		1,982,046	154,690	165,984	5	4,576,777	(3,978)	154,690	704,118	5,122,227	75,405,075

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	2,920,077	50			(1)		504,532			56,848	561,380	2,358,696
Other investment properties	69,532,211	50	7,045,447	961,533	1	(2,245)	3,349,658	8,454	982,037	1,639,322	4,015,397	71,598,484
Total investment property	72,452,288		7,045,447	961,533		(2,245)	3,854,190	8,454	982,037	1,696,170	4,576,777	73,957,180

Jorge Pablo Brito
66	Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	79,058,014	5	4,701,022			53,933,183			3,706,853	57,640,036	26,119,000
Other intangible assets	314,459,469	5	16,258,162		2	179,471,010	1		16,438,212	195,909,223	134,808,410
Total intangible assets	393,517,483		20,959,184		2	233,404,193	1		20,145,065	253,549,259	160,927,410

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	104,425,536	5	8,256,919	56,894,885	23,270,444	72,279,293	24,270,922	55,982,821	13,365,789	53,933,183	25,124,831
Other intangible assets	460,291,455	5	58,382,900	180,967,379	(23,247,507)	314,716,264	(23,339,999)	178,406,871	66,501,616	179,471,010	134,988,459
Total intangible assets	564,716,991		66,639,819	237,862,264	22,937	386,995,557	930,923	234,389,692	79,867,405	233,404,193	160,113,290

Jorge Pablo Brito
67	Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	03/31/2025		12/31/2024
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,719,602,517	17.86	1,355,866,414	14.83
50 next largest customers	1,340,728,078	13.92	1,090,451,222	11.92
100 next largest customers	435,322,609	4.52	383,297,326	4.19
Other customers	6,134,221,454	63.70	6,314,842,222	69.06
Total	9,629,874,658	100.00	9,144,457,184	100.00

Jorge Pablo Brito
68	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	8,888,333,015	616,377,315	107,744,941	88,027,199	118,386	116,692	9,700,717,548
From the non-financial public sector	771,509,942	25,900,310	66,715	44,367,815			841,844,782
From the financial sector	12,198,284						12,198,284
From the non-financial private sector and foreign residents	8,104,624,789	590,477,005	107,678,226	43,659,384	118,386	116,692	8,846,674,482
Liabilities at fair value through profit or loss	8,715,982						8,715,982
Derivative instruments	156,148	471,545	290,102	84,862			1,002,657
Other financial liabilities	1,039,483,478	3,531,201	3,030,572	5,955,026	11,101,679	27,968,266	1,091,070,222
Financing received from the BCRA and other financial institutions	18,340,735	21,049,344	7,146,121	1,607,404	186,028	89,515	48,419,147
Issued corporate bonds		107,513	16,495,563				16,603,076
Subordinated corporate bonds		14,219,612		14,219,612	456,547,368		484,986,592
Total	9,955,029,358	655,756,530	134,707,299	109,894,103	467,953,461	28,174,473	11,351,515,224

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
69	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	8,603,289,683	402,656,946	109,282,723	70,632,774	161,016	25,995	9,186,049,137
From the non-financial public sector	634,743,457	22,173,092	298,853	46,317,018			703,532,420
From the financial sector	13,053,076						13,053,076
From the non-financial private sector and foreign residents	7,955,493,150	380,483,854	108,983,870	24,315,756	161,016	25,995	8,469,463,641
Liabilities at fair value through profit or loss	7,799,009						7,799,009
Derivative instruments	312,805	489,790	452,797	179,460			1,434,852
Repo transactions	20,744,402						20,744,402
Other financial institutions	20,744,402						20,744,402
Other financial liabilities	1,080,506,447	3,197,277	3,349,728	5,224,177	10,688,337	27,789,450	1,130,755,416
Financing received from the BCRA and other financial institutions	20,155,814	18,000,211	8,847,381	103,181	199,057	189,317	47,494,961
Issued corporate bonds		103,692	113,261	16,637,495			16,854,448
Subordinated corporate bonds			14,839,055	14,839,055	476,435,763		506,113,873
Total	9,732,808,160	424,447,916	136,884,945	107,616,142	487,484,173	28,004,762	10,917,246,098

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
70	Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effect generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2025
Provisions for eventual commitments	8,539,181	1,089,511			(716,704)	8,911,988
For administrative, disciplinary and criminal penalties	543				(43)	500
Other	9,993,638	1,474,459		1,603,725	(787,558)	9,076,814
Total provisions	18,533,362	2,563,970		1,603,725	(1,504,305)	17,989,302

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effect generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2024
Provisions for eventual commitments	4,981,971	7,859,152	82,386	325,479	(3,894,077)	8,539,181
For administrative, disciplinary and criminal penalties	1,182	17,632		17,632	(639)	543
Other	15,688,584	10,302,442	279,574	6,379,739	(9,338,075)	9,993,638
Total provisions	20,671,737	18,179,226	361,960	6,722,850	(13,232,791)	18,533,362

Jorge Pablo Brito
71	Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	03/31/2025					12/31/2024
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,550,540,247	1,524,091,658	24,229,203	219,311	2,000,075	2,220,072,564
Debt securities at fair value through profit or loss	117,466,627	117,466,627				142,994,230
Other financial assets	88,702,280	88,635,173	67,107			84,756,626
Loans and other financing	1,554,170,849	1,551,587,838	1,914,696		668,315	1,223,657,194
Other financial institutions	107,788	107,788				56,225
Non-financial private sector and foreign residents	1,554,063,061	1,551,480,050	1,914,696		668,315	1,223,600,969
Other debt securities	59,266,334	59,266,334				89,972,846
Financial assets delivered as guarantee	29,293,350	29,223,595	69,755			28,362,390
Equity instruments at fair value through profit or loss	327,433	327,433				331,724
Total assets	3,399,767,120	3,370,598,658	26,280,761	219,311	2,668,390	3,790,147,574

Liabilities
Deposits	2,583,269,111	2,565,433,183	17,835,928			2,997,382,846
Non-financial public sector	117,210,844	117,210,844				102,946,175
Financial sector	11,799,110	11,799,110				12,336,983
Non-financial private sector and foreign residents	2,454,259,157	2,436,423,229	17,835,928			2,882,099,688
Liabilities at fair value through profit or loss	26,721	26,721
Other financial liabilities	194,476,236	190,140,888	4,151,310	81	183,957	175,768,056
Financing from the BCRA and other financial institutions	47,540,935	44,906,115	1,966,505		668,315	46,903,061
Subordinated corporate bonds	441,328,394	441,328,394				453,466,539
Other non-financial liabilities	4,457,619	4,457,619				4,525,139
Total liabilities	3,271,099,016	3,246,292,920	23,953,743	81	852,272	3,678,045,641

Jorge Pablo Brito
72	Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 03/31/2025	Quarter ended 03/31/2024
For measurement of financial assets at fair value through profit or loss
Gain from government securities	38,898,592	1,994,665,276
Gain from private securities	7,718,034	10,258,712
Gain from derivative financial instruments
Forward transactions	1,416,254	8,054,288
Gain from other financial assets	1,818,423	4,935,634
Gain from equity instruments at fair value through profit or loss	12,628,256	678,398
Gain / (loss) from sales or decreases of financial assets at fair value (1)	5,687,661	(22,616,381)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(1,739,979)	(11,862,785)
Total	66,427,241	1,984,113,142

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Jorge Pablo Brito
73	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Interest income
for cash and bank deposits	2,316,431	4,887,975
for government securities	251,346,062	45,350,026
for private securities	263,076	1,636,654
for loans and other financing
Non-financial public sector	6,141,146	2,598,080
Financial sector	2,778,096	1,602,009
Non-financial private sector
Overdrafts	63,202,819	111,279,464
Documents	50,526,903	88,738,967
Mortgage loans	45,301,786	169,575,622
Pledge loans	4,898,863	4,900,509
Personal loans	254,925,406	108,759,868
Credit cards	78,819,657	101,224,430
Financial leases	3,354,739	5,472,821
Other	82,391,345	130,384,198
for repo transactions
Central Bank of Argentina		236,766,965
Other financial institutions	863,632	100,647
Total	847,129,961	1,013,278,235
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(13,491,125)	(99,965,193)
Saving accounts	(4,598,904)	(20,407,714)
Time deposits and investments accounts	(255,929,955)	(701,583,071)
Other	(2)	(40)
for financing received from Central Bank of Argentina and other financial institutions	(307,880)	(3,475,228)
for repo transactions
Other financial institutions	(1,282,624)	(6,407,199)
for other financial liabilities	(3,522,541)	(4,676,541)
for issued corporate bonds	(1,482,029)	(7,400,737)
for other subordinated corporate bonds	(6,933,953)	(9,410,295)
Total	(287,549,013)	(853,326,018)

Jorge Pablo Brito
74	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
	Quarter ended 03/31/2025	Quarter ended 03/31/2025	Quarter ended 03/31/2024	Quarter ended 03/31/2024
For debt government securities	19,593,367	(452,172)	101,253,686	10,909,848
Total	19,593,367	(452,172)	101,253,686	10,909,848

	Income of the period
Item	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Commissions income
Commissions related to obligations	91,885,677	67,560,776
Commissions related to credits	3,140,521	1,588,436
Commissions related to loans commitments and financial guarantees	164,344	2,066,730
Commissions related to securities value	7,315,673	4,578,138
Commissions for credit cards	49,697,823	43,410,679
Commissions for insurances	12,244,915	5,659,478
Commissions related to trading and foreign exchange transactions	5,335,906	6,414,049
Total	169,784,859	131,278,286

Commissions expenses
Commissions related to debt securities trading	(19,465)	(332,970)
Commissions related to trading and foreign exchange transactions	(766,118)	(1,472,719)
Other
Commissions paid ATM exchange	(15,877,341)	(8,386,129)
Checkbooks commissions and clearing houses	(5,016,131)	(2,717,151)
Credit cards and foreign trade commissions	(1,626,457)	(2,886,425)
Total	(23,305,512)	(15,795,394)

Jorge Pablo Brito
75	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	03/31/2025
Other financial assets	303,903	(217,294)			(17,141)	69,468
Loans and other financing	133,904,707	17,387,017	19,221,626	23,362,520	(12,458,186)	181,417,684
Other financial institutions	32,260	78,141	(226)		(5,001)	105,174
To the non-financial private sector and foreign residents
Overdrafts	13,190,741	1,919,406	2,254,543	1,501,044	(1,219,905)	17,645,829
Documents	6,025,106	689,072	(266,641)	205,081	(495,317)	6,157,301
Mortgage loans	9,499,819	312,950	560,937	256,010	(785,396)	9,844,320
Pledge loans	1,847,234	528,890	37,917	35,412	(164,772)	2,284,681
Personal loans	45,436,931	9,162,612	9,419,546	12,914,362	(4,578,532)	72,354,919
Credit cards	38,628,252	3,669,389	7,236,225	7,501,028	(3,628,741)	53,406,153
Financial leases	478,889	(196,136)	(21,225)	30,144	(31,900)	259,772
Other	18,765,475	1,222,693	550	919,439	(1,548,622)	19,359,535
Eventual commitments	8,539,181	744,696	336,141		(708,030)	8,911,988
Other debt securities	6,315	(214)			(493)	5,608
Total of allowances	142,754,106	17,914,205	19,557,767	23,362,520	(13,183,850)	190,404,748

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,407,374	(365,676)	815	42	(738,652)	303,903
Loans and other financing	126,836,249	40,134,213	12,716,139	26,622,717	(72,404,611)	133,904,707
Other financial institutions	54,912	7,724	245		(30,621)	32,260
To the non-financial private sector and foreign residents
Overdrafts	17,031,051	5,106,870	(1,489,705)	2,065,852	(9,523,327)	13,190,741
Documents	7,715,642	1,983,520	(104,955)	820,772	(4,389,873)	6,025,106
Mortgage loans	11,565,661	1,401,189	935,892	2,120,328	(6,523,251)	9,499,819
Pledge loans	826,876	1,239,138	246,980	41,050	(506,810)	1,847,234
Personal loans	23,679,143	16,379,645	7,298,281	12,218,635	(14,138,773)	45,436,931
Credit cards	25,276,860	8,565,203	6,367,463	13,349,579	(14,930,853)	38,628,252
Financial leases	252,676	256,955	38,027	79,417	(148,186)	478,889
Other	40,433,428	5,193,969	(576,089)	(4,072,916)	(22,212,917)	18,765,475
Eventual commitments	4,981,971	5,816,748	714,234	(482)	(2,973,290)	8,539,181
Other debt securities	28,395	(5,566)		(163)	(16,351)	6,315
Total of allowances	133,253,989	45,579,719	13,431,188	26,622,114	(76,132,904)	142,754,106

Jorge Pablo Brito
76	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2025	12/31/2024
ASSETS
Cash and deposits in banks	8 and 26		2,084,156,819	2,841,218,862
Cash			327,937,840	451,695,364
Central Bank of Argentina			1,372,630,189	2,034,463,286
Other local and foreign entities			378,000,644	295,572,207
Other			5,588,146	59,488,005
Debt securities at fair value through profit or loss	8	A	801,404,702	624,697,648
Derivative financial instruments	8		16,790,506	20,936,219
Repo transactions	8		56,268,040
Other financial assets	5, 7 and 8	R	324,701,861	482,557,908
Loans and other financing	6, 7 and 8	B, C, D and R	7,641,699,528	6,269,721,400
Non-financial public sector			63,014,701	75,929,525
Other financial entities			107,483,740	68,542,306
Non-financial private sector and foreign residents			7,471,201,087	6,125,249,569
Other debt securities	7 and 8	A and R	3,189,123,653	3,311,078,449
Financial assets delivered as guarantee	8 and 29		222,340,935	254,535,691
Current income tax assets	19		83,642,893	90,810,347
Equity instruments at fair value through profit or loss	8	A	18,527,207	8,399,901
Investments in subsidiaries, associates and joint ventures	10		193,140,962	300,447,448
Property, plant and equipment		F	855,761,122	854,612,945
Intangible assets		G	156,889,196	156,267,544
Other non-financial assets	11		108,709,878	103,121,356
Non-current assets held for sale			81,900,322	75,550,042
TOTAL ASSETS			15,835,057,624	15,393,955,760

Jorge Pablo Brito
77	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2025	12/31/2024
LIABILITIES
Deposits	8 and 13	H and I	9,624,246,454	9,125,119,629
Non-financial public sector			835,488,605	698,859,743
Financial sector			12,198,281	12,604,742
Non-financial private sector and foreign residents			8,776,559,568	8,413,655,144
Liabilities at fair value through profit or loss				41,694
Derivative financial instruments	8	I	1,002,657	1,434,852
Repo transactions	8	I		20,581,115
Other financial liabilities	8 and 14	I	851,272,267	878,674,968
Financing received from the BCRA and other financial institutions	8	I	47,867,198	47,197,580
Issued corporate bonds	8 and 34	I	16,124,978	16,057,109
Subordinated corporate bonds	8 and 34	I	442,961,816	455,316,261
Provisions	15	J and R	17,780,576	18,353,365
Deferred income tax liabilities			112,188,624	85,878,898
Other non-financial liabilities	16		282,480,090	348,774,947
TOTAL LIABILITIES			11,395,924,660	10,997,430,418

SHAREHOLDERS’ EQUITY
Capital stock	27	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,358,987,247	1,358,987,247
Earnings reserved			2,694,016,054	2,694,016,054
Unappropriated retained earnings			341,030,561	(10,888,684)
Accumulated other comprehensive income			(12,819,877)	(10,577,714)
Net income of the period / fiscal year			44,849,785	351,919,245
TOTAL SHAREHOLDERS’ EQUITY			4,439,132,964	4,396,525,342
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			15,835,057,624	15,393,955,760

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
78	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2025	Quarter ended 03/31/2024 (1)
Interest income		Q	864,127,902	1,110,735,195
Interest expense		Q	(285,123,401)	(849,054,359)
Net interest income			579,004,501	261,680,836
Commissions income	20	Q	163,102,464	127,885,701
Commissions expense		Q	(12,949,427)	(12,357,473)
Net commissions income			150,153,037	115,528,228
Subtotal (Net interest income plus Net commissions income)			729,157,538	377,209,064
Net gain from measurement of financial instruments at fair value through profit or loss		Q	38,628,936	1,928,195,126
Profit from sold or derecognized assets at amortized cost				33,240
Differences in quoted prices of gold and foreign currency	21		5,170,821	126,143,457
Other operating income	22		34,081,453	50,298,907
Credit loss expense on financial assets			(65,764,927)	(29,239,437)
Net operating income			741,273,821	2,452,640,357
Employee benefits	23		(162,671,820)	(200,114,476)
Administrative expenses	24		(82,300,084)	(102,400,591)
Depreciation and amortization of fixed assets		F and G	(35,977,082)	(37,305,623)
Other operating expenses	25		(156,317,566)	(213,638,209)
Operating income			304,007,269	1,899,181,458
Income from subsidiaries, associates and joint ventures	10		17,517,559	5,259,494
Loss on net monetary position			(250,505,020)	(1,332,221,762)
Income before tax on continuing operations			71,019,808	572,219,190
Income tax on continuing operations	19.b)		(26,170,023)	(138,988,735)
Net income from continuing operations			44,849,785	433,230,455
Net income of the period			44,849,785	433,230,455

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
79	Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 03/31/2025	Quarter ended 03/31/2024 (1)
Net profit attributable to parent’s shareholders	44,849,785	433,230,455
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	44,849,785	433,230,455
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	70.1421	677.5440

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
80	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2025	Quarter ended 03/31/2024 (1)
Net income of the period			44,849,785	433,230,455
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(2,080,978)	(21,928,984)
Foreign currency translation differences of the period			(2,080,978)	(21,928,984)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			505,830	(5,196,775)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	214,843	6,715,742
Reclassification of the period			563,357	(14,182,193)
Income tax	19.b)		(272,370)	2,269,676
Interest in other comprehensive (loss) / income of associates and joint ventures accounted for using the participation method			(667,015)	4,194,106
(Loss) / income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			(667,015)	4,194,106
Total other comprehensive loss that will be reclassified to profit or loss			(2,242,163)	(22,931,653)
Total other comprehensive loss			(2,242,163)	(22,931,653)
Total comprehensive income of the period			42,607,622	410,298,802

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
81	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,358,987,247	(4,314,830)	(6,262,884)	1,087,964,636	1,606,051,418	341,030,561	4,396,525,342
Total comprehensive income of the period
- Net income of the period									44,849,785	44,849,785
- Other comprehensive loss of the period					(2,080,978)	(161,185)				(2,242,163)
Amount at the end of the period		639,413	12,429,781	1,358,987,247	(6,395,808)	(6,424,069)	1,087,964,636	1,606,051,418	385,880,346	4,439,132,964

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity (1)
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,358,987,247	26,385,839	68,811,430	810,259,016	1,165,412,483	1,377,462,428	4,820,387,637
Total comprehensive income of the period
- Net income of the period									433,230,455	433,230,455
- Other comprehensive loss of the period					(21,928,984)	(1,002,669)				(22,931,653)
Amount at the end of the period		639,413	12,429,781	1,358,987,247	4,456,855	67,808,761	810,259,016	1,165,412,483	1,810,692,883	5,230,686,439

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
82	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2025	03 /31/2024(1)
Cash flows from operating activities
Income of the period before income tax		71,019,808	572,219,190
Adjustment for the total monetary effect of the period		250,505,020	1,332,221,762
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		35,977,082	37,305,623
Credit loss expense on financial assets		65,764,927	29,239,437
Difference in quoted prices of foreign currency		(62,583,008)	(48,937,744)
Other adjustments		(62,502,757)	(1,030,493,905)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		10,152,279	(2,436,567,353)
Derivative financial instruments		4,145,713	(58,712,920)
Repo transactions		(56,268,040)	1,020,038,521
Loans and other financing
Non-financial public sector		12,914,824	6,758,278
Other financial entities		(38,941,434)	(7,060,357)
Non-financial private sector and foreign residents		(1,411,716,445)	420,222,775
Other debt securities		121,954,796	220,012,679
Financial assets delivered as guarantee		32,194,756	35,601,454
Equity instruments at fair value through profit or loss		(10,127,306)	1,985,648
Other assets		259,691,424	99,090,325
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		136,628,862	365,126,222
Financial sector		(406,461)	(26,873,431)
Non-financial private sector and foreign residents		362,904,424	(372,219,885)
Liabilities at fair value through profit or loss		(41,694)	(18,358)
Derivative financial instruments		(432,195)	2,569,080
Repo transactions		(20,581,115)	(23,277,069)
Other liabilities		(95,856,357)	(247,474,492)
Income tax payments			(1,577,064)
Total cash used in operating activities (A)		(395,602,897)	(110,821,584)

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
83	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2025	03/31/2024 (1)
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(40,535,981)	(28,290,510)
Total cash used in investing activities (B)		(40,535,981)	(28,290,510)
Cash flows from financing activities
Payments:
Non-subordinated corporate bonds		(114,223)	(4,450,756)
Financing from local financial entities			(14,576,277)
Subordinated corporate bonds		(2,727,953)	(2,303,103)
Collections / Incomes:
Financing from local financial entities		2,421,191
Total cash used in financing activities (C)		(420,985)	(21,330,136)
Effect of exchange rate fluctuations (D)		82,601,532	91,574,493
Monetary effect on cash and cash equivalents (E)		(216,244,379)	(782,642,182)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(570,202,710)	(851,509,919)
Cash and cash equivalents at the beginning of the fiscal year	26	2,951,088,436	3,060,043,083
Cash and cash equivalents at the end of the period	26	2,380,885,726	2,208,533,164

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
84	Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU, Fintech SGR and Alianza SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish)).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired the control of Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2024, already issued, is a structured entity in which the Bank has control.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On the other hand, on November 19, 2024, the BCRA authorized Banco Macro SA, under the terms of section 7 of the Financial Institutions Law, to merge by absorption, as absorbing entity, with Banco BMA SAU.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

On May 28, 2025, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal Governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of income of the three-month period ended March 31, 2025, would have recorded an increase in “Interest income” for an amount of 124,428, in “Loss on net monetary position” for an amount of 10,391 and in “Income tax on continuing operations” for an amount of 74,591 and, on the other hand, a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 338,974, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the three-month period ended March 31, 2024 a decrease in “Interest income” for an amount of 3,137,692 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 2,423,831 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 335,724, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates or the total comprehensive income of the three-month periods ended March 31, 2025 and 2024.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB as adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Applicable Accounting Policies

Note 3 to the consolidated Financial Statements as of December 31, 2024, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements were prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the equity method”, in the condensed separate interim Statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balance”) of Banco Macro SA.

Standards amendments adopted in the fiscal year

Standards amendments adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2025 and December 31, 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2025	03/31/2024
Undrawn commitments of credit cards and checking accounts	4,908,538,181	4,350,291,859
Guarantees granted (1)	163,235,377	202,420,164
Overdraft and unused agreed commitments (1)	78,615,981	50,380,569
Subtotal	5,150,389,539	4,603,092,592
Less: Allowance for ECL	(8,703,262)	(8,359,184)
Total	5,141,686,277	4,594,733,408

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 2,348,843 and 898,699, as of March 31, 2025 and December 31, 2024, respectively. The Overdraft and unused agreed commitments include an amount of 27,715,541 and 863,156, as of March 31, 2025 and December 31, 2024, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Sundry debtors	155,755,871	169,972,262
Receivables from spot sales of government securities pending settlement	139,212,207	310,219,305
Receivables from spot sales of foreign currency pending settlement	27,039,518
Private securities	423,017	201,021
Other	2,315,095	2,437,223
Subtotal	324,745,708	482,829,811
Less: Allowances for ECL	(43,847)	(271,903)
Total	324,701,861	482,557,908

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Non-financial public sector (1)	63,014,701	75,929,525
Other financial entities	107,483,740	68,542,306
Other financial entities	107,588,914	68,574,566
Less: allowance for ECL	(105,174)	(32,260)
Non-financial private sector and foreign residents	7,471,201,087	6,125,249,569
Overdrafts	1,216,231,228	587,505,316
Documents	1,179,509,432	1,105,625,711
Mortgage loans	596,328,206	547,266,474
Pledge loans	168,118,020	133,124,279
Personal loans	1,606,172,782	1,252,024,386
Credit cards	1,561,930,910	1,496,693,692
Financial leases	15,430,485	17,858,550
Other	1,308,391,242	1,118,753,621
Less: allowance for ECL	(180,911,218)	(133,602,460)
Total	7,641,699,528	6,269,721,400

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim Financial Statements, details the allowances recognized by the Bank under this concept.

Additionally, exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2025 and December 31, 2024:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	801,404,702	761,397,487	22,130,032	17,877,183
Derivatives financial instruments (1)	16,790,506	388,662	16,401,844
Other financial assets	423,017			423,017
Equity instruments at fair value through profit or loss	18,527,207	17,158,082		1,369,125
At fair value through OCI
Other debt securities	299,721,428	299,721,428
Total	1,136,866,860	1,078,665,659	38,531,876	19,669,325

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2025
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	1,002,657	179,518	823,139
Total	1,002,657	179,518	823,139

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	624,697,648	596,604,803	24,419,283	3,673,562
Derivatives financial instruments (1)	20,936,219	36,362	20,899,857
Other financial assets	201,021			201,021
Financial assets delivered as guarantee	1,022,926	1,022,926
Equity instruments at fair value through profit or loss	8,399,901	1,322,380		7,077,521
At fair value through OCI
Other debt securities	392,992,356	392,992,356
Total	1,048,250,071	991,978,827	45,319,140	10,952,104
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	41,694	41,694
Derivatives financial instruments	1,434,852	100,946	1,333,906
Total	1,476,546	142,640	1,333,906

(1)	Includes the premium corresponding to the subscription of put options.

Below is the reconciliation between the amounts at the beginning and the end of the reporting period of the financial assets recognized at fair value, categorized as level 3:

	As of March 31, 2025
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	3,673,562	201,021	7,077,521
Transfers from level 3			(4,542,471)
Profit and loss	755,257	40,546	(629,956)
Recognition and derecognition	13,744,302	206,116
Monetary effect	(295,938)	(24,666)	(535,969)
Amount at the end of the period	17,877,183	423,017	1,369,125

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	16,587	149,896	4,866,922
Profit and loss	563,452	(233,591)	5,821,633
Recognition and derecognition	3,487,623	490,294
Monetary effect	(394,100)	(205,578)	(3,611,034)
Amount at the end of the fiscal year	3,673,562	201,021	7,077,521

Note 10 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of March 31, 2025 and December 31, 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2025 and December 31, 2024:

	03/31/2025
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,084,156,819	2,084,156,819			2,084,156,819
Repo transactions	56,268,040	56,268,040			56,268,040
Other financial assets	324,278,844	324,278,844			324,278,844
Loans and other financing	7,641,699,528			7,196,375,215	7,196,375,215
Other debt securities	2,889,402,225	2,550,805,505	64,070,787		2,614,876,292
Financial assets delivered as guarantee	222,340,935	222,340,935			222,340,935
Total	13,218,146,391	5,237,850,143	64,070,787	7,196,375,215	12,498,296,145
Financial liabilities
Deposits	9,624,246,454	4,747,753,567		4,879,443,109	9,627,196,676
Other financial liabilities	851,272,267	825,483,408	23,372,108		848,855,516
Financing received from the BCRA and other financial institutions	47,867,198	44,933,357	2,933,841		47,867,198
Issued corporate bonds	16,124,978		16,124,978		16,124,978
Subordinated corporate bonds	442,961,816		424,666,016		424,666,016
Total	10,982,472,713	5,618,170,332	467,096,943	4,879,443,109	10,964,710,384

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,841,218,862	2,841,218,863			2,841,218,863
Other financial assets	482,356,887	482,356,887			482,356,887
Loans and other financing	6,269,721,400			5,897,710,519	5,897,710,519
Other debt securities	2,918,086,093	2,681,872,337	66,744,140		2,748,616,477
Financial assets delivered as guarantee	253,512,765	253,512,766			253,512,766
Total	12,764,896,007	6,258,960,853	66,744,140	5,897,710,519	12,223,415,512
Financial liabilities
Deposits	9,125,119,629	5,998,508,056		3,144,587,584	9,143,095,640
Repo transactions	20,581,115	20,581,115			20,581,115
Other financial liabilities	878,674,968	853,429,978	30,147,107		883,577,085
Financing received from the BCRA and other financial institutions	47,197,580	45,134,993	2,062,587		47,197,580
Issued corporate bonds	16,057,109		16,057,109		16,057,109
Subordinated corporate bonds	455,316,261		438,691,756		438,691,756
Total	10,542,946,662	6,917,654,142	486,958,559	3,144,587,584	10,549,200,285

9.	BUSINESS COMBINATIONS

9.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 11.1 to the condensed consolidated interim Financial Statements.

9.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 11.2 to the condensed consolidated interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Investment property (see Exhibit F)	66,833,850	66,724,061
Advanced prepayments	31,496,952	25,511,802
Tax advances	10,082,936	10,365,837
Other	296,140	519,656
Total	108,709,878	103,121,356

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-  has control or joint control of the Bank;

-  has significant influence over the Bank;

-  is a member of the key management personnel of the Bank or of a parent of the Bank;

-  members of the same group;

-  one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2025 and December 31, 2024, amounts balances related to transactions generated with related parties are as follows:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	9,088									9,088
Other financial assets				26,850,726		7,590,619				34,441,345
Loans and other financing (3)
Documents									101,037	101,037
Overdrafts							1,015,980	133,414	26,845,593	27,994,987
Credit cards							8,868	652,589	284,375	945,832
Financial leases									31,261	31,261
Personal loans								17		17
Mortgage loans								765,185		765,185
Other (4)								2,700,811	17,371,247	20,072,058
Guarantees granted									29,913,419	29,913,419
Total assets	9,088			26,850,726		7,590,619	1,024,848	4,252,016	74,546,932	114,274,229

Liabilities
Deposits		61,381,733	1,286,001	4,589	5,461,032	1,572	316,757	17,382,646	15,719,550	101,553,880
Derivative instruments									20,291	20,291
Other financial liabilities								4,770	1,758,506	1,763,276
Subordinated corporate bonds				1,467,311	166,110					1,633,421
Other non-financial liabilities				159,996		97,493			3,480,013	3,737,502
Total liabilities		61,381,733	1,286,001	1,631,896	5,627,142	99,065	316,757	17,387,416	20,978,360	108,708,370

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of March 31, 2025 for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 127, 1,422,614, 9,830,757 and 127,775,857, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	9,487								9,487
Derivative instruments								13,090	13,090
Other financial assets				27,040,262					27,040,262
Loans and other financing (3)
Documents								557,179	557,179
Overdrafts						4,136	635	33,432,508	33,437,279
Credit cards						3,738	696,467	274,469	974,674
Financial leases					265			39,063	39,328
Personal loans							10,934		10,934
Mortgage loans							784,847		784,847
Other (4)							2,658,305	16,589,953	19,248,258
Guarantees granted								31,390,675	31,390,675
Total assets	9,487			27,040,262	265	7,874	4,151,188	82,296,937	113,506,013
Liabilities
Deposits		78,610,208	1,566,296	3,699	6,055,922	343,959	20,905,286	11,843,492	119,328,862
Other financial liabilities							5,628	733,685	739,313
Subordinated corporate bonds		170,743		1,508,236	170,743				1,849,722
Other non-financial liabilities				173,706				3,500,350	3,674,056
Total liabilities		78,780,951	1,566,296	1,685,641	6,226,665	343,959	20,910,914	16,077,527	125,591,953

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 13,532,994, 57,759, 979,077, 6,733,704 and 175,983,842, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Profit or loss related to transactions generated during the three-month periods ended March 31, 2025 and 2024 with related parties are as follows:

	As of March 31, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income					3,872		73,757	130,574	4,042,499	4,250,702
Interest expense		(234,229)			(458,006)		(11,001)	(612,645)	(476,233)	(1,792,114)
Commissions income		145,536		2,002		366	2,913	137	49,615	200,569
Commissions expense				(50,265)					(53)	(50,318)
Other operating income			279	2,031,955	4,833	684,500	1,934		21,591	2,745,092
Administrative expense							(2,651,329)		(849,501)	(3,500,830)
Other operating expense									(645,001)	(645,001)
Total income / (loss)		(88,693)	279	1,983,692	(449,301)	684,866	(2,583,726)	(481,934)	2,142,917	1,208,100

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

	As of March 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		90,779			7,993	2	1,560,293	3,186,222	4,845,289
Interest expense						(38,933)	(24,635)	(1,008,839)	(1,072,407)
Commissions income		42,346		3,023		270	370	42,846	88,855
Commissions expense				(4,655)		(70,706)	(136)		(75,497)
Other operating income				2,311,652	3,730	1,177		7,377	2,323,936
Administrative expense						(913,390)		(708,504)	(1,621,894)
Other operating expense								(470,090)	(470,090)
Total income / (loss)		133,125		2,310,020	11,723	(1,021,580)	1,535,892	1,049,012	4,018,192

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2025 and 2024 amounted to 1,449,895 and 1,493,049, respectively.

In addition, fees received by the Directors as of March 31, 2025 and 2024 amounted to 6,877,130 and 1,578,759, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	03/31/2025	12/31/2024
Board of Directors	13	13
Senior managers of the key management personnel	9	9
Total	22	22

13.	DEPOSITS

The composition of deposits as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Non-financial public sector	835,488,605	698,859,743
Financial sector	12,198,281	12,604,742
Non-financial private sector and foreign residents	8,776,559,568	8,413,655,144
Checking accounts	938,880,573	1,024,985,353
Saving accounts	3,263,988,892	4,367,209,401
Time deposits	4,075,556,692	2,231,288,173
Investment accounts	390,750,061	676,421,340
Other	107,383,350	113,750,877
Total	9,624,246,454	9,125,119,629

14.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Credit and debit card settlement - due to merchants	664,880,783	663,716,708
Payment orders pending settlement foreign trade	53,184,901	46,289,521
Collections on account and behalf of others	37,604,048	41,408,218
Amounts payable for spot purchases of foreign currency pending settlement	32,768,735	59,875,291
Finance leases liabilities	16,791,642	15,155,067
Amounts payable for spot purchases of government securities pending settlement	704,365	5,303,704
Other	45,337,793	46,926,459
Total	851,272,267	878,674,968

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of March 31, 2025 and December 31, 2024.

The expected terms to settle these obligations are as follows:

	03/31/2025
Composition	Within 12 months	Over 12 months	03/31/2025	12/31/2024
For administrative, disciplinary and criminal penalties		500	500	543
Letters of credits, guarantees and other commitments (1)	8,703,262		8,703,262	8,359,184
Commercial claims in progress (2)	3,138,588	457,708	3,596,296	4,789,186
Labor lawsuits	1,049,709	723,762	1,773,471	1,514,222
Pension funds - reimbursement	1,652,792	229,316	1,882,108	1,708,909
Other		1,824,939	1,824,939	1,981,321
Total	14,544,351	3,236,225	17,780,576	18,353,365

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 36.2.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Salaries, bonuses and payroll taxes payables	93,148,997	132,332,443
Withholdings and collections	91,136,940	96,121,301
Taxes payables	59,400,134	59,880,968
Miscellaneous payables - provisions of goods and services	30,214,312	42,969,571
Retirement pension payment orders pending settlement	5,134,013	8,523,900
Directors’ and syndics’ fees payable	786,097	6,192,491
Other	2,659,597	2,754,273
Total	282,480,090	348,774,947

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2025 and December 31, 2024:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

03/31/2025	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,084,156,819
Debt securities at fair value through profit or loss		460,755,800	340,648,902
Derivative financial instruments		16,790,506
Repo transactions		56,268,040
Other financial assets	74,952,069	200,818,984	48,930,808
Loans and other financing (1)	11,422,711	5,552,541,799	2,077,735,018
Other debt securities		448,678,484	2,740,445,169
Financial assets delivered as guarantee	222,340,935
Equity instruments at fair value through profit or loss	18,527,207
Total Assets	2,411,399,741	6,735,853,613	5,207,759,897

Liabilities
Deposits	4,698,416,688	4,925,663,690	166,076
Derivative financial instruments		1,002,657
Other financial liabilities		834,051,896	17,220,371
Financing received from the BCRA and other financial institutions		47,591,655	275,543
Issued corporate bonds		16,124,978
Subordinated corporate bonds		13,411,816	429,550,000
Total Liabilities	4,698,416,688	5,837,846,692	447,211,990

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,841,218,862
Debt securities at fair value through profit or loss		573,239,837	51,457,811
Derivative financial instruments		20,936,219
Other financial assets	80,727,961	351,548,960	50,280,987
Loans and other financing (1)	1,564,049	4,531,307,851	1,736,849,500
Other debt securities		608,208,285	2,702,870,164
Financial assets delivered as guarantee	229,530,431	25,005,260
Equity instruments at fair value through profit or loss	8,399,901
Total Assets	3,161,441,204	6,110,246,412	4,541,458,462

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	5,945,468,752	3,179,499,169	151,708
Financial liabilities at fair value through profit or loss		41,694
Derivative financial instruments		1,434,852
Repo transactions		20,581,115
Other financial liabilities		861,453,116	17,221,852
Financing received from the BCRA and other financial institutions		46,809,206	388,374
Issued corporate bonds		16,057,109
Subordinated corporate bonds		6,925,819	448,390,442
Total Liabilities	5,945,468,752	4,132,802,080	466,152,376

18.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

19.	INCOME TAX

a)	Inflation adjustment on income tax and corporate income tax rate

Note 21 to the condensed consolidated interim Financial Statements summarizes the legal aspects of the inflation adjustment on income tax and the corporate income tax rate.

b)	The main items of income tax expense in the condensed separate interim Financial Statements are as follows:

Composition	03/31/2025	03/31/2024
(Profit) / expense from current income tax (1)	(139,703)	153,543,430
Expense / (profit) from deferred income tax	26,309,726	(14,554,695)
Expense from income tax recognized in the statement of income	26,170,023	138,988,735
Expense / (profit) from income tax recognized in other comprehensive income	272,370	(2,269,676)
Total	26,442,393	136,719,059

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

Note 21 to the condensed consolidated interim Financial Statements describes the reimbursement actions filed by the Bank with the former AFIP, referred to income tax, for previous fiscal periods.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

20.	COMMISSIONS INCOME

Composition	03/31/2025	03/31/2024
Performance obligations satisfied at a point in time
Commissions related to obligations	90,156,271	66,935,202
Commissions related to credit cards	48,879,326	42,784,123
Commissions related to insurance	12,244,915	5,659,478
Commissions related to trading and foreign exchange transactions	4,895,472	4,398,030
Commissions related to loans	3,082,314	1,578,772
Commissions related to securities value	2,391,882	1,815,395
Commissions related to financial guarantees granted	164,344	2,066,730
Performance obligations satisfied over certain time period
Commissions related to trading and foreign exchange transactions	440,434	2,016,019
Commissions related to credit cards	818,497	626,556
Commissions related to loans	29,009	5,396
Total	163,102,464	127,885,701

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2025	03/31/2024
Translation of foreign currency assets and liabilities into pesos	4,907,021	125,830,184
Income from foreign currency exchange	263,800	313,273
Total	5,170,821	126,143,457

22.	OTHER OPERATING INCOME

Composition	03/31/2025	03/31/2024
Services	11,679,081	9,801,406
Adjustments and interest from other receivables	9,844,428	13,889,665
Adjustments from other receivables with CER clauses	959,135	10,723,699
Other receivables from financial intermediation	763,795	3,423,223
Other	10,835,014	12,460,914
Total	34,081,453	50,298,907

23.	EMPLOYEE BENEFITS

Composition	03/31/2025	03/31/2024
Remunerations	108,722,010	139,027,122
Payroll taxes	28,253,762	33,002,462
Compensations and bonuses to employees	18,355,664	23,065,277
Employee services	7,340,384	5,019,615
Total	162,671,820	200,114,476

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

24.	ADMINISTRATIVE EXPENSES

Composition	03/31/2025	03/31/2024
Taxes	13,963,686	17,598,301
Maintenance, conservation and repair expenses	11,217,705	14,658,861
Security services	9,532,712	6,256,931
Armored truck, documentation and events	9,435,574	8,056,638
Other fees	9,207,998	8,353,309
Software	8,033,516	4,018,928
Electricity and communications	7,674,785	7,927,870
Advertising and publicity	4,471,326	4,284,949
Fees to directors and syndics	1,913,130	17,547,402
Representation, travel and transportation	1,494,587	1,042,625
Hired administrative services	1,474,949	4,442,914
Insurance	1,123,033	493,848
Leases	465,466	675,274
Stationery and office supplies	362,554	558,042
Other	1,929,063	6,484,699
Total	82,300,084	102,400,591

25.	OTHER OPERATING EXPENSES

Composition	03/31/2025	03/31/2024
Turnover tax	91,510,073	142,862,943
From credit cards	35,370,980	41,554,634
Contributions to the deposit guarantee fund	4,021,123	2,630,713
Charges for other provisions	2,521,879	5,740,908
Insurance claims	2,352,990	1,759,234
Other adjustments and interests for miscellaneous obligations	1,323,186	886,639
Donations	759,881	826,137
Taxes	68,508	39,007
Loss on sale or impairment of property, plant and equipment	75,943	30,354
Other	18,313,003	17,307,640
Total	156,317,566	213,638,209

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	03/31/2025	12/31/2024	03/31/2024	12/31/2023
Cash and deposits in banks	2,084,156,819	2,841,218,862	1,711,504,436	2,749,701,359
Debt securities at fair value through profit or loss	296,728,907	109,869,574	497,028,728	310,341,724
Total	2,380,885,726	2,951,088,436	2,208,533,164	3,060,043,083

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to March 31, 2025, amounted to 639,413. See also Exhibit K.

28.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 9.6905% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12955 issued on March 14, 2025.

29.	RESTRICTED ASSETS

As of March 31, 2025 and December 31, 2024 the following Bank’s assets are restricted:

Composition	03/31/2025	12/31/2024
Debt securities at fair value through profit or loss and Other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	2,031,788	2,188,703
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	1,093,826	1,178,303
• National Treasury Bonds in pesos adjusted by CER 2%, maturity: 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	408,575	403,435
• National Treasury Bonds at a discount in pesos with CER adjustment, maturity: 12/15/2026 and National Treasury Bills capitalizable in pesos, maturity: 05/30/2025 as of March 31, 2025 and National Treasury Bonds in pesos adjusted by CER 4.25%, maturity: 02/14/2025 as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	33,341	22,037
• Other.	6,378	7,468
Subtotal Debt securities at fair value through profit or loss and Other debt securities	3,573,908	3,799,946

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	03/31/2025	12/31/2024
Other financial assets
• Interests derived from contributions made as protector partner (1).	27,188,239	29,518,031
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	898
Subtotal Other financial assets	27,189,066	29,518,929
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	141,385,399	150,472,414
• Guarantee deposits related to credit and debit card transactions.	74,477,941	74,168,304
• For securities forward contracts.		25,005,261
• Other guarantee deposits.	6,477,595	4,889,712
Subtotal Financial assets delivered as guarantee	222,340,935	254,535,691
Total	253,103,909	287,854,566

(1)	As of March 31, 2025 and December 31, 2024, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

30.	TRUST ACTIVITIES

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

30.1	Financial trusts for investment purposes

As of March 31, 2025 and December 31, 2024, the debt securities with investment purposes and certificates of participation in financial trusts with investment purposes amounted to 24,020,288 and 5,275,985, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

30.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of March 31, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 5,220 and 5,667, respectively.

30.3	Trusts guaranteeing loans granted by the Bank

As of March 31, 2025 and December 31, 2024, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 4,746,540 and 5,137,992, respectively.

30.4	Trusts in which the Bank acts as Trustee (Management)

As of March 31, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 17,613,934 and 17,163,994, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

31.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”, as described in Note 34.1.1 to the condensed consolidated interim Financial Statements. Note 34.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of March 31, 2025 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,179,894,673 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 29 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

32.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2025 are described in Note 35 to the condensed consolidated interim Financial Statements.

33.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-      Summary proceedings filed by the BCRA.

-      Penalties applied by the BCRA.

-      Penalties applied by the UIF.

-      Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

34.	CORPORATE BONDS ISSUANCE

Note 37 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds issued by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 03/31/2025		03/31/2025	12/31/2024
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	442,961,816	455,316,261
Non-subordinated – Series XXXII		1,000,000		1,000,000	16,124,978	16,057,109
Total					459,086,794	471,373,370

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

35.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2025 and December 31, 2024 is as follows:

Composition	03/31/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	9,258,060,516	9,583,608,302
Preferred and other collaterals received from customers (1)	2,231,470,026	2,043,877,844
Checks already deposited and pending clearance	229,160,664	274,819,824
Outstanding checks not yet paid	225,547,754	196,574,921

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

36.	TAX AND OTHER CLAIMS

36.1	Tax claims

Note 39.1 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the former AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

36.2	Other claims

Note 39.2 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

37.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 4, 2025.

38.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of March 2025, along with its integration (computable equity liability) at the end of such month:

Item	03/31/2025
Minimum capital requirement	978,642,188
Computable equity	4,152,280,031
Capital surplus	3,173,637,843

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

39.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 42 to the condensed consolidated interim Financial Statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
107	Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2025			12/31/2024	03/31/2025
Name	Identification	Fair value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Argentine government Treasury Bills capitalizable in pesos - Maturity: 04-28-2025	9303		1	210,903,000	31,995	210,903,000		210,903,000
Argentine government Treasury Bonds in pesos at dual rate – Maturity: 06-30-2026	9320		1	112,089,921		112,089,921		112,089,921
Argentine government Treasury Bonds in pesos at dual rate – Maturity: 03-16-2026	9319		1	107,451,239		107,451,239		107,451,239
Argentine government Treasury Bonds in pesos at dual rate – Maturity: 09-15-2026	9321		1	102,890,891		102,890,891		102,890,891
Argentine government Treasury Bonds in pesos at dual rate – Maturity: 12-15-2026	9323		1	97,431,196		97,431,196		97,431,196
Argentine government Treasury Bills capitalizable in pesos - Maturity: 04-16-2025	9299		1	78,832,826	8,830	78,832,826		78,832,826
Argentine government Treasury Bonds in pesos adjustable by CER - Maturity: 11-09-2026	5925		1	14,331,945	5,309,776	14,331,945		14,331,945
Treasury Bills of the Province of Neuquén S01 C01 – Maturity: 04-19-2026	42753		2	11,527,383	11,658,152	11,527,383		11,527,383
Argentine government Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 05-30-2025	9311		1	8,189,085		8,189,085		8,189,085
Argentine government Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2026	9249		1	7,374,471	11,331,816	7,374,471		7,374,471
Other				21,902,331	581,256,718	21,902,331	(19,269,588)	2,632,743
Subtotal local government securities (1)				772,924,288	609,597,287	772,924,288	(19,269,588)	753,654,700
Private securities
YPF SA Corporate bonds C025 – Maturity: 02-13-2026	57118		2	10,602,649	11,426,154	10,602,649		10,602,649
Fiduciary Debt Securities Consubond Financial Trust			3	8,650,904		8,650,904		8,650,904
Fiduciary Debt Securities Megabono Financial Trust			3	5,074,110		5,074,110		5,074,110
Fiduciary Debt Securities Confibono Financial Trust			3	4,129,784	2,858,152	4,129,784		4,129,784
Utility companies securities			3	22,385	21,516	22,385		22,385
Vista Energy Argentina SAU Corporate bonds C20 – Maturity: 07-20-2025	57081		1	582	645	582		582
Fiduciary Debt Securities Secubono Financial Trust					793,894
Subtotal local private securities (1)				28,480,414	15,100,361	28,480,414		28,480,414
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				801,404,702	624,697,648	801,404,702	(19,269,588)	782,135,114

(1)	See Note 5 to the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
108	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2025			12/31/2024	03/31/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury Bills capitalizable in pesos – Maturity: 11-10-2025	9324		1	183,954,000		183,954,000		183,954,000
Argentine government Treasury Bills capitalizable in pesos - Maturity: 05-30-2025	9304		1	70,086,600		70,086,600		70,086,600
Argentine government Treasury Bonds at discount in pesos, with CER adjustment - Maturity: 05-30-2025	9311		1	45,640,000		45,640,000		45,640,000
Argentine government US dollar step-up bonds – Maturity: 07-09-2030	5921		1	40,828	46,681	40,828		40,828
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180				392,945,675
Subtotal local government securities				299,721,428	392,992,356	299,721,428		299,721,428
Total Other debt securities measured at fair value through other comprehensive income				299,721,428	392,992,356	299,721,428		299,721,428
Measured at amortized cost
- Local
Government securities
Argentine government Treasury Bonds in pesos adjustable by CER – Maturity: 06-30-2027	9241	2,414,200,692	1	2,686,579,478	2,644,136,069	2,686,579,478	(2,396,758,490)	289,820,988
Argentine government Treasury Bonds in pesos – Maturity: 08-23-2025	9196	116,575,450	1	122,720,747	186,092,467	122,720,747		122,720,747
Argentine government Treasury Bonds in pesos – Maturity: 05-23-2027	9132	38,961,440	2	35,559,259	38,454,774	35,559,259		35,559,259
Debt securities of the Province of Buenos Aires variable rate - Maturity 12-05-2027	42868	11,130,000	1	10,619,481	11,566,466	10,619,481		10,619,481
Argentine government Treasury Bonds in pesos BADLAR x0.7 – Maturity: 11-23-2027	9166	8,680,695	2	8,001,305	8,904,222	8,001,305		8,001,305
Debt securities of the Province of Córdoba in pesos C04 - Maturity 12-05-2027	42876	7,770,000	2	7,935,882	7,804,556	7,935,882		7,935,882
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	4,777,892	1	5,972,439	6,433,692	5,972,439		5,972,439
Government security of the municipality of Córdoba S01 – Maturity: 09-09-2026	42850	2,598,224	2	2,562,597	2,831,354	2,562,597		2,562,597
BADLAR bonds of the municipality of Rosario – Maturity: 07-05-2026	42836	166,673	2	169,299	271,323	169,299		169,299
Letters of the Municipality of Córdoba Series L – Maturity: 03-16-2025	42808				3,299,323
Subtotal local government securities				2,880,120,487	2,909,794,246	2,880,120,487	(2,396,758,490)	483,361,997

Jorge Pablo Brito
109	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2025			12/31/2024	03/31/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
Private securities
Fiduciary Debt Securities Megabond Financial Trust S316 CL.A – Maturity: 10-27-2025	58517	4,631,371	2	4,596,606		4,596,606		4,596,606
Vista Energy Argentina SAU Corporate bonds C20 – Maturity: 07-20-2025 (2)	57081	4,121,471	1	3,424,757	3,573,488	3,424,757		3,424,757
Fiduciary Debt Securities Red Surcos Financial Trust S033 CL.A – Maturity: 07-05-2025		874,328	2	874,328	854,765	874,328		874,328
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A – Maturity: 07-28-2025	58318	269,049	2	267,676	547,490	267,676		267,676
SME Liliana SRL Guaranteed Corporate bonds S01 – Maturity: 04-18-2025	57457	119,007	2	118,371	249,014	118,371		118,371
Vista Oil y Gas Argentina SAU Corporate bonds C15 – Maturity: 01-20-2025	56637				3,048,272
Fiduciary Debt Securities Payway Collection Acel Financial Trust S01 CL.B – Maturity: 04-15-2025	57771				18,818
Subtotal local private securities				9,281,738	8,291,847	9,281,738		9,281,738
Total Other debt securities measured at amortized cost (3)				2,889,402,225	2,918,086,093	2,889,402,225	(2,396,758,490)	492,643,735
TOTAL OTHER DEBT SECURITIES				3,189,123,653	3,311,078,449	3,189,123,653	(2,396,758,490)	792,365,163

(2)	Fair value obtained from the use of quotes in pesos.
(3)	As of March 31, 2025, the Bank maintains put options with the BCRA on government securities with a total notional value of 2,396,758,490.

Jorge Pablo Brito
110	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2025			12/31/2024	03/31/2025
Name	Identification	Fair value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
A3 Mercados SA (former MAE)	30023		1	16,869,458	6,623,865	16,869,458		16,869,458
C.O.E.L.S.A			3	952,842	1,034,492	952,842		952,842
Sedesa			3	136,485	148,181	136,485		136,485
AC Inversora SA			3	134,368	145,882	134,368		134,368
Rofex Inversora SA			3	86,496	93,908	86,496		86,496
Provincanje SA			3	15,290	16,600	15,290		15,290
Argencontrol SA			3	4,388	4,764	4,388		4,388
San Juan Tennis Club SA			3	437	474	437		437
Garantizar SGR			3	10	11	10		10
Subtotal local				18,199,774	8,068,177	18,199,774		18,199,774
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	288,624	291,214	288,624		288,624
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	38,809	40,510	38,809		38,809
Subtotal foreign				327,433	331,724	327,433		327,433
Total measured at fair value through profit or loss				18,527,207	8,399,901	18,527,207		18,527,207
TOTAL EQUITY INSTRUMENTS				18,527,207	8,399,901	18,527,207		18,527,207
TOTAL GOVERNMENT AND PRIVATE SECURITIES				4,009,055,562	3,944,175,998	4,009,055,562	(2,416,028,078)	1,593,027,484

Jorge Pablo Brito
111	Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	03/31/2025	12/31/2024
In normal situation	2,579,023,026	1,865,712,322
With senior “A” collateral and counter-collateral	88,836,373	96,181,909
With senior “B” collateral and counter-collateral	192,007,528	166,799,023
Without senior collateral or counter-collateral	2,298,179,125	1,602,731,390
Subject to special monitoring	3,166,464	3,313,186
In observation
With senior “B” collateral and counter-collateral	3,166,464	3,313,186
With high risk of insolvency	6,363,124	5,608,171
With senior “A” collateral and counter-collateral	1,234,798
With senior “B” collateral and counter-collateral	4,654,135	4,975,408
Without senior collateral or counter-collateral	474,191	632,763
Irrecoverable	10,972,118	11,236,523
With senior “B” collateral and counter-collateral	4,841,656	5,054,015
Without senior collateral or counter-collateral	6,130,462	6,182,508
Subtotal commercial	2,599,524,732	1,885,870,202

Jorge Pablo Brito
112	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	03/31/2025	12/31/2024
Performing	5,243,063,877	4,669,928,123
With senior “A” collateral and counter-collateral	300,034,240	354,774,791
With senior “B” collateral and counter-collateral	331,388,854	268,739,009
Without senior collateral or counter-collateral	4,611,640,783	4,046,414,323
Low risk	110,223,933	52,302,974
With senior “A” collateral and counter-collateral	4,196,442	1,012,846
With senior “B” collateral and counter-collateral	4,201,191	3,292,531
Without senior collateral or counter-collateral	101,826,300	47,997,597
Low risk - in special treatment	324,698	492,439
Without senior collateral or counter-collateral	324,698	492,439
Medium risk	55,020,812	35,745,115
With senior “A” collateral and counter-collateral	719,104	183,438
With senior “B” collateral and counter-collateral	1,101,590	714,937
Without senior collateral or counter-collateral	53,200,118	34,846,740
High risk	29,363,377	24,452,410
With senior “A” collateral and counter-collateral	121,172	248,972
With senior “B” collateral and counter-collateral	989,498	162,199
Without senior collateral or counter-collateral	28,252,707	24,041,239
Irrecoverable	14,231,972	8,519,367
With senior “A” collateral and counter-collateral	81,493	2,931
With senior “B” collateral and counter-collateral	119,124	538,196
Without senior collateral or counter-collateral	14,031,355	7,978,240
Subtotal consumer and mortgage	5,452,228,669	4,791,440,428
Total	8,051,753,401	6,677,310,630

Jorge Pablo Brito
113	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Statements of financial position is listed below:

	03/31/2025	12/31/2024
Loans and other financing	7,641,699,528	6,269,721,400
Added:
Allowances for loans and other financing	181,016,392	133,634,720
Adjustment amortized cost and fair value	10,897,793	16,790,278
Debt securities of financial trust - Measured at amortized cost	5,742,473	1,422,918
Corporate bonds	3,544,873	6,875,244
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(2,934,632)	(2,172,808)
Guarantees provided and contingent liabilities	211,786,974	251,038,878
Total computable items	8,051,753,401	6,677,310,630

Jorge Pablo Brito
114	Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	03/31/2025		12/31/2024
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	877,717,668	10.90	562,423,963	8.42
50 next largest customers	812,461,652	10.09	585,229,720	8.76
100 next largest customers	394,043,931	4.89	332,269,511	4.98
Other customers	5,967,530,150	74.12	5,197,387,436	77.84
Total (1)	8,051,753,401	100.00	6,677,310,630	100.00

(1)	See reconciliation in Exhibit B.

115	Jorge Pablo Brito Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		7,340,846	9,238,608	11,919,002	37,425,152	16,370,562		82,294,170
Financial sector		88,999,767	1,727,922	10,556,166	6,255,917	7,517,603	3,855,710	118,913,085
Non-financial private sector and foreign residents	52,008,636	3,076,180,557	1,087,023,096	1,280,293,232	1,316,472,328	1,542,155,376	1,754,638,425	10,108,771,650
Total	52,008,636	3,172,521,170	1,097,989,626	1,302,768,400	1,360,153,397	1,566,043,541	1,758,494,135	10,309,978,905

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		5,555,404	13,947,773	14,430,090	35,166,693	37,584,815		106,684,775
Financial sector		67,920,649	190,637	263,927	9,101,976	1,723,767	4,215	79,205,171
Non-financial private sector and foreign residents	36,070,092	2,468,877,738	889,001,578	1,037,961,170	1,178,564,670	1,284,865,381	1,422,493,279	8,317,833,908
Total	36,070,092	2,542,353,791	903,139,988	1,052,655,187	1,222,833,339	1,324,173,963	1,422,497,494	8,503,723,854

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

116	Jorge Pablo Brito Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	776,196,813	50	507,446		553,091	104,877,781	(3,546)		4,300,702	109,174,937	668,082,413
Furniture and facilities	114,438,753	10	877,138		8,324,990	57,768,275	(204)		2,806,515	60,574,586	63,066,295
Machinery and equipment	124,251,759	5	3,064,902		32,730	62,027,593	(2,509)		5,674,082	67,699,166	59,650,225
Vehicles	25,515,096	5	592,880	410,750	(8,755)	19,212,787	2,508	235,303	672,100	19,652,092	6,036,379
Work in progress	35,171,662		8,884,925		(9,160,244)						34,896,343
Right of use real property	75,546,677	5	3,747,031			57,765,072			2,287,660	60,052,732	19,240,976
Right of use furniture	7,633,766	5				2,490,073			355,202	2,845,275	4,788,491
Total property, plant and equipment	1,158,754,526		17,674,322	410,750	(258,188)	304,141,581	(3,751)	235,303	16,096,261	319,998,788	855,761,122

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	796,088,166	50	9,141,093	35,807,669	6,775,223	123,044,923	18,912	40,595,776	22,409,722	104,877,781	671,319,032
Furniture and facilities	139,742,209	10	3,673,460	32,681,988	3,705,072	79,606,878	(463)	31,334,162	9,496,022	57,768,275	56,670,478
Machinery and equipment	231,099,594	5	25,960,490	133,639,001	830,676	173,502,410	(1,449)	133,144,176	21,670,808	62,027,593	62,224,166
Vehicles	24,993,719	5	2,579,132	2,057,755		17,873,428		1,316,307	2,655,666	19,212,787	6,302,309
Other	17,642,177			17,642,177		17,536,471		17,536,471
Work in progress	20,206,375		25,792,030	339,567	(10,487,176)						35,171,662
Right of use real property	82,155,797	5	11,184,386	16,050,495	(1,743,011)	63,067,896	(930,669)	15,344,190	10,972,035	57,765,072	17,781,605
Right of use furniture	5,890,756	5			1,743,010	1,013,007	930,670		546,396	2,490,073	5,143,693
Total property, plant and equipment	1,317,818,793		78,330,591	238,218,652	823,794	475,645,013	17,001	239,271,082	67,750,649	304,141,581	854,612,945

117	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	2,920,076	50				561,380			14,497	575,877	2,344,199
Other investment properties	65,339,054	50			165,984	973,689	(153)		41,851	1,015,387	64,489,651
Total investment property	68,259,130				165,984	1,535,069	(153)		56,348	1,591,264	66,833,850

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	2,920,077	50			(1)	504,532			56,848	561,380	2,358,696
Other investment properties	61,819,809	50	3,498,740	(20,504)	1	840,448	8,454		124,787	973,689	64,365,365
Total investment property	64,739,886		3,498,740	(20,504)		1,344,980	8,454		181,635	1,535,069	66,724,061

118	Jorge Pablo Brito Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	78,322,660	5	4,701,022			53,884,160			3,670,085	57,554,245	25,469,437
Other intangible assets	309,978,516	5	15,745,102		2	178,149,472	1		16,154,388	194,303,861	131,419,759
Total intangible assets	388,301,176		20,446,124		2	232,033,632	1		19,824,473	251,858,106	156,889,196

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	104,425,536	5	7,521,565	56,894,885	23,270,444	72,279,293	24,270,922	55,982,821	13,316,766	53,884,160	24,438,500
Other intangible assets	457,190,970	5	56,088,109	180,053,056	(23,247,507)	313,215,345	(23,339,999)	177,492,548	65,766,674	178,149,472	131,829,044
Total intangible assets	561,616,506		63,609,674	236,947,941	22,937	385,494,638	930,923	233,475,369	79,083,440	232,033,632	156,267,544

119	Jorge Pablo Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	03/31/2025		12/31/2024
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,719,602,517	17.87	1,328,185,323	14.56
50 next largest customers	1,327,650,900	13.79	1,090,451,222	11.95
100 next largest customers	438,026,832	4.55	387,122,533	4.24
Other customers	6,138,966,205	63.79	6,319,360,551	69.25
Total	9,624,246,454	100.00	9,125,119,629	100.00

120	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	8,882,704,811	616,377,315	107,744,941	88,027,199	118,386	116,692	9,695,089,344
From the non-financial public sector	771,509,942	25,900,310	66,715	44,367,815			841,844,782
From the financial sector	12,198,281						12,198,281
From the non-financial private sector and foreign residents	8,098,996,588	590,477,005	107,678,226	43,659,384	118,386	116,692	8,841,046,281
Derivative instruments	156,148	471,545	290,102	84,862			1,002,657

Other financial liabilities	809,028,028	3,524,230	3,029,173	5,951,228	11,098,801	27,968,266	860,599,726
Financing received from the BCRA and other financial institutions	18,340,735	21,049,344	7,146,121	1,607,404	186,028	89,515	48,419,147
Issued corporate bonds		107,513	16,495,563				16,603,076
Subordinated corporate bonds		14,267,503		14,267,503	458,085,007		486,620,013
Total	9,710,229,722	655,797,450	134,705,900	109,938,196	469,488,222	28,174,473	11,108,333,963

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

121	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	8,583,952,124	402,656,946	109,282,723	70,632,774	161,016	25,995	9,166,711,578
From the non-financial public sector	634,743,456	22,173,092	298,853	46,317,018			703,532,419
From the financial sector	12,604,742						12,604,742
From the non-financial private sector and foreign residents	7,936,603,926	380,483,854	108,983,870	24,315,756	161,016	25,995	8,450,574,417
Liabilities at fair value through profit or loss	41,694						41,694
Derivative instruments	312,805	489,790	452,797	179,460			1,434,852
Repo transactions	20,744,402						20,744,402
Other financial institutions	20,744,402						20,744,402
Other financial liabilities	838,919,742	3,183,669	3,335,578	5,220,803	10,682,946	27,789,450	889,132,188
Financing received from the BCRA and other financial institutions	20,155,477	18,000,211	8,847,381	103,181	199,057	189,317	47,494,624
Issued corporate bonds		103,692	113,261	16,637,495			16,854,448
Subordinated corporate bonds			14,893,289	14,893,289	478,177,019		507,963,597
Total	9,464,126,244	424,434,308	136,925,029	107,667,002	489,220,038	28,004,762	10,650,377,383

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

122	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	03/31/2025
Provisions for eventual commitments	8,359,184	1,047,420			(703,342)	8,703,262
For administrative, disciplinary and criminal penalties	543				(43)	500
Other	9,993,638	1,474,459		1,603,725	(787,558)	9,076,814
Total provisions	18,353,365	2,521,879		1,603,725	(1,490,943)	17,780,576

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	12/31/2024
Provisions for eventual commitments	4,911,094	7,677,973	82,386	325,479	(3,822,018)	8,359,184
For administrative, disciplinary and criminal penalties	1,182	17,632		17,632	(639)	543
Other	15,536,906	10,302,442	232,695	6,339,490	(9,273,525)	9,993,638
Total provisions	20,449,182	17,998,047	315,081	6,682,601	(13,096,182)	18,353,365

123	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

124	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	03/31/2025					12/31/2024
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,487,999,675	1,461,711,692	24,068,597	219,311	2,000,075	2,140,093,744
Debt securities at fair value through profit or loss	22,259,789	22,259,789				23,788,443
Other financial assets	57,603,240	57,536,133	67,107			60,928,278
Loans and other financing	1,536,101,868	1,533,518,857	1,914,696		668,315	1,204,722,174
Other financial institutions	107,788	107,788				56,225
Non-financial private sector and foreign residents	1,535,994,080	1,533,411,069	1,914,696		668,315	1,204,665,949
Other debt securities	3,465,585	3,465,585				6,668,441
Financial assets delivered as guarantee	27,702,106	27,702,106				26,802,773
Equity instruments at fair value through profit or loss	327,433	327,433				331,724
Investments in subsidiaries, associates and joint ventures	48,167,123	48,167,123				49,510,264
Total assets	3,183,626,819	3,154,688,718	26,050,400	219,311	2,668,390	3,512,845,841

Liabilities
Deposits	2,555,018,202	2,537,189,227	17,828,975			2,960,906,525
Non-financial public sector	117,210,844	117,210,844				102,946,175
Financial sector	11,799,107	11,799,107				11,888,649
Non-financial private sector and foreign residents	2,426,008,251	2,408,179,276	17,828,975			2,846,071,701
Other financial liabilities	105,986,095	101,650,747	4,151,310	81	183,957	73,811,200
Financing from the BCRA and other financial institutions	47,540,935	44,906,115	1,966,505		668,315	46,903,061
Subordinated corporate bonds	442,961,816	442,961,816				455,316,261
Other non-financial liabilities	3,744,982	3,744,982				4,136,584
Total liabilities	3,155,252,030	3,130,452,887	23,946,790	81	852,272	3,541,073,631

125	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter- party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	A3 Mercados SA	2	2	1	56,958,827
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	5	2	30	48,730,841
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		63,403,379
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	20	9		247,478
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	40	27		2,416,028,078

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.
(2)	Related to compensated operations forward (OCT, for its acronym in Spanish).
(3)	See Exhibit A.

126	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 03/31/2025	Quarter ended 03/31/2024
For measurement of financial assets at fair value through profit or loss
Gain from government securities	20,268,520	1,955,432,673
Gain / (loss) from private securities	630,950	(1,276,309)
Gain from derivative financial instruments
Forward transactions	1,416,254	8,054,288
Gain from other financial assets	5,950	157,816
Gain / (loss) from equity instruments at fair value through profit or loss	12,576,581	(11,188)
Gain / (loss) from sales or decreases of financial assets at fair value (1)	5,470,660	(22,299,369)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments Options	(1,739,979)	(11,862,785)
Total	38,628,936	1,928,195,126

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

127	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Interest income
for cash and bank deposits	2,167,229	4,887,684
for government securities	251,346,062	45,350,026
for private securities	263,076	1,636,455
for loans and other financing
Non-financial public sector	6,141,146	2,598,080
Financial sector	2,778,096	1,602,008
Non-financial private sector
Overdrafts	63,205,437	111,307,970
Documents	50,344,554	87,900,322
Mortgage loans	45,301,786	169,575,622
Pledge loans	4,898,863	4,900,509
Personal loans	254,925,406	108,759,868
Credit cards	78,819,657	101,224,430
Financial leases	2,616,770	5,303,896
Other	81,823,083	129,011,447
for repo transactions
Central Bank of Argentina		236,766,965
Other financial institutions	863,632	100,647
Total	845,494,797	1,010,925,929
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(13,431,273)	(99,965,193)
Saving accounts	(4,598,904)	(20,407,714)
Time deposits and investments accounts	(256,622,190)	(701,583,071)
Other		(40)
for Financing received from Central Bank of Argentina and other financial institutions	(307,864)	(4,030,564)
for repo transactions
Other financial institutions	(1,282,624)	(6,407,199)
for other financial liabilities	(464,564)	(479,196)
for issued corporate bonds	(1,482,029)	(6,771,087)
for other subordinated corporate bonds	(6,933,953)	(9,410,295)
Total	(285,123,401)	(849,054,359)

128	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	Quarter ended 03/31/2025	Quarter ended 03/31/2025	Quarter ended 03/31/2024	Quarter ended 03/31/2024
For debt government securities	18,633,105	214,843	99,809,266	6,715,742
Total	18,633,105	214,843	99,809,266	6,715,742

	Income of the period
Item	Quarter ended 03/31/2025	Quarter ended 03/31/2024
Commissions income
Commissions related to obligations	90,156,271	66,935,202
Commissions related to credits	3,111,323	1,584,168
Commissions related to loans commitments and financial guarantees	164,344	2,066,730
Commissions related to securities value	2,391,882	1,815,395
Commissions for credit cards	49,697,823	43,410,679
Commissions for insurances	12,244,915	5,659,478
Commissions related to trading and foreign exchange transactions	5,335,906	6,414,049
Total	163,102,464	127,885,701

Commissions expenses
Commissions related to trading and foreign exchange transactions	(765,241)	(1,469,386)
Other
Commissions paid ATM exchange	(5,660,766)	(5,634,007)
Checkbooks commissions and clearing houses	(5,016,131)	(2,703,760)
Credit cards and foreign trade commissions	(1,507,289)	(2,550,320)
Total	(12,949,427)	(12,357,473)

129	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	03/31/2025
Other financial assets	271,903	(213,316)			(14,740)	43,847
Loans and other financing	133,634,720	17,229,438	19,221,626	23,362,520	(12,431,912)	181,016,392
Other financial institutions	32,260	78,141	(226)		(5,001)	105,174
To the non-financial private sector and foreign residents
Overdrafts	13,190,740	1,919,406	2,254,543	1,501,044	(1,219,905)	17,645,828
Documents	6,019,543	689,844	(266,641)	205,081	(494,903)	6,152,924
Mortgage loans	9,499,818	312,950	560,937	256,010	(785,396)	9,844,319
Pledge loans	1,847,233	528,890	37,917	35,412	(164,772)	2,284,680
Personal loans	45,436,932	9,162,612	9,419,546	12,914,362	(4,578,532)	72,354,920
Credit cards	38,628,255	3,669,389	7,236,225	7,501,028	(3,628,742)	53,406,155
Financial leases	478,889	(196,136)	(21,225)	30,144	(31,900)	259,772
Other	18,501,050	1,064,342	550	919,439	(1,522,761)	18,962,620
Eventual commitments	8,359,184	700,363	336,141		(692,426)	8,703,262
Other debt securities	6,315	(214)			(493)	5,608
Total allowances	142,272,122	17,716,271	19,557,767	23,362,520	(13,139,571)	189,769,109

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,407,374	(401,180)	815	42	(735,148)	271,903
Loans and other financing	126,463,309	39,995,240	12,716,139	26,656,081	(72,196,049)	133,634,720
Other financial institutions	54,912	7,724	245		(30,621)	32,260
To the non-financial private sector and foreign residents
Overdrafts	17,031,049	5,106,778	(1,489,705)	2,065,852	(9,523,234)	13,190,740
Documents	7,696,064	1,985,786	(104,955)	820,772	(4,378,124)	6,019,543
Mortgage loans	11,565,661	1,401,189	935,892	2,120,328	(6,523,252)	9,499,818
Pledge loans	826,876	1,239,138	246,980	41,050	(506,811)	1,847,233
Personal loans	23,679,146	16,379,645	7,298,281	12,218,635	(14,138,775)	45,436,932
Credit cards	25,276,860	8,565,203	6,367,463	13,349,579	(14,930,850)	38,628,255
Financial leases	252,676	256,955	38,027	79,417	(148,186)	478,889
Other	40,080,065	5,052,822	(576,089)	(4,039,552)	(22,016,196)	18,501,050
Eventual commitments	4,911,094	5,661,214	714,234	(482)	(2,926,876)	8,359,184
Other debt securities	28,395	(5,566)		(163)	(16,351)	6,315
Total allowances	132,810,172	45,249,708	13,431,188	26,655,478	(75,874,424)	142,272,122

130	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 6, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer